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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: ICAP plc

*CURRENT ADDRESS: Park House
16 Finsbury Circus
London, EC2M 7UR
United Kingdom

**FORMER NAME: Garban plc

**NEW ADDRESS:

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4904 FISCAL YEAR 3/31/02

Complete for initial submissions only ** *Please note name and address changes*

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OICF/BY: NM

DATE: 7/14/03

ICAP

Annual Report

for the year ended 31 March 2002





CAP plc
Registered number: 3611426

ICAP is the world's largest interdealer broker. The Group is active in the wholesale market for OTC derivatives, fixed income securities, money markets, futures, foreign exchange and energy and equity derivatives with daily transaction volumes in excess of $300 billion.

More than 2,000 staff worldwide create a strong presence in each of the three major financial centres, London, New York and Tokyo, together with a local presence in 15 other financial markets.

In electronic broking, ICAP has established its system in the fixed income markets and is extending the number of products covered. It is a powerful hybrid that uses the established liquidity from our leading voice broking business and allows both voice and electronic access to all deals.

The Group also has a strong information sales business which supplies data direct and via vendors, including Reuters, Bloomberg and MoneyLine Telerate.

More detailed information is available on the website at
www.icap.com


Voice Broking
The Group is the world's largest interdealer broker in interest rate derivatives, fixed income securities, money markets, futures, foreign exchange and energy and equity derivatives.
Electronic Broking
Technology plays a critical role in the rapidly evolving OTC derivative and bond markets. By creating a hybrid of voice and electronic broking we cover the entire spectrum from highly liquid to highly illiquid markets.
Information Services
Market data from our broking activities is used to create a variety of information products that are distributed to market participants, data vendors and professional service providers.

Developments

2001

April

- ICAP commissioned Computershare to develop the *i*-swap platform for derivatives.

July

- ICAP purchased from the Prebon Group the 52% of the Spot Foreign Exchange businesses in London and New York it did not already own.

September

- The entire New York offices of ICAP located on three floors of the World Trade Center were destroyed on 11 September. Miraculously, all but one of ICAP's staff survived the attack. By 20 September, temporary facilities had been established in the New York area and support staff, together with the majority of broking desks, were able to restore limited broking operations. ETC was restored to operational status to the majority of our customers. Within four weeks of the attack revenues had returned to 60% of previously budgeted levels and by January 2002 had recovered to 90%.

November

- TFS-ICAP combined with Volbroker to create an interdealer broking consortium that brings together the strengths of voice broked liquidity with the market leading, FX Options electronic broking platform.

December

- The Harborside Financial Center in Jersey City was chosen as the new North American headquarters. It is expected to be ready for occupation by October 2002.

2002

January

- ICAP launched an electronic matching facility for crossing forward rate agreements over the internet (www.fra-cross.com). Transactions worth $100bn have since been matched.
- The ETC system was extended to add a hybrid of voice and electronic broking in Australian Government Bonds.

February

- Electronic broking for the Euro Eurobond market was added to the ETC system. The system is capable of handling both the benchmark issues and the less liquid bonds on a single system.

March

- ICAP acquired a 30% stake in TriOptima, a private Swedish company that has developed a system which greatly reduces the costs of managing an interest rate swap portfolio.
- A Letter of Intent was signed with First Brokers Securities Inc, the leading New York interdealer broker in US$ denominated corporate debt, which eventually led to ICAP acquiring this company on 30 April 2002.

Financial Highlights

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m	Year ended 31 March 2002[2] US$m
Turnover	527.9	472.6	754.9
Expenses	447.8	405.4	640.4
Profit before tax (note 1)	89.1	75.6	127.4
Earnings per share			
adjusted (note 1)	58.0p	49.4p	82.9c
Dividends per share	24.0p	20.0p	34.3c



2002
2001
2000
£527.9m
472.6

Turnover (£m)



2002
2001
2000
£89.1m
75.6

Profit before tax (£m)



2002
2001
2000
58.0p
49.4

Earnings per share – adjusted (pence)



2002
2001
2000
24.0p
20.0

Dividends per share (pence)

Notes

1. Excludes goodwill amortisation of £8.2 million (2001 – £5.8 million) and a net exceptional gain of £2.9 million (2001 – loss of £2.6 million). Statutory profit on ordinary activities before taxation is £83.8 million (2001 – £67.2 million).
2. Converted at the average exchange rate for the year of US$1.43.
3. The financial information for the 12 months ended 31 March 2000, as presented, has been derived from the published Financial Statements for the 15 months ended 31 March 2000.

Chairman's Statement

The Group's profit before tax, goodwill amortisation and exceptional items was £89.1 million for the year to 31 March 2002 compared with £75.6 million for the previous year. Shareholders' funds at 31 March 2002 were £188.5 million, up £26.5 million. The directors recommend a final dividend of 18p per share to be paid on 30 August 2002 making a total dividend of 24p per share for the year, an increase of 20%.



This was a very good performance from ICAP and reflects the strength of our market position. The markets in which we operate have been very active, positively influenced by frequent interest rate changes and increased bond issuance. We did, however, suffer significantly from the impact of the attack on the World Trade Center.

Overall the business had slightly increased its market share by the end of the year. We estimate that the global interdealer broking market for OTC derivatives, fixed income securities, money markets, futures, foreign exchange and energy and equity derivatives was worth approximately $4 billion in revenues in 2001. ICAP is the global leader in this market with a 20% share, a position that we have continued to build on with the recent acquisition of First Brokers Securities Inc.

The structure of our industry continues to change rapidly. It was historically fragmented with low barriers to entry. Consolidation over the past few years has, however, been driven by mergers of our customers creating fewer but larger banks and the increasing importance of technology which has significantly raised barriers to entry. ICAP has benefited from increased operational leverage and by realising the benefits of our size and reach. Consolidation is continuing and there are several corporate opportunities in our sector that we are pursuing energetically.

Our strategy in those markets where we do not have a strong market share has been to create joint ventures with appropriate partners to achieve significant liquidity or to make acquisitions. Our successful joint venture in currency options, TFS-ICAP, was combined with

Volbroker, a bank-owned consortium that includes the most active currency options players. We firmly believe that bringing together liquidity from the leading voice broker and the foremost electronic platform is the key to increased efficiency in the financial markets. The combined business is performing well.

During the year we took complete control of our Spot Foreign Exchange joint ventures by acquiring the 52% we did not already own. This is a profitable business and the Spot FX market still has room for a strong voice broker. We have been able to make cost savings as a result of improved economies of scale.

The attack on the World Trade Center on 11 September resulted in the destruction of ICAP's entire New York offices. As the result of a remarkable response from our management team in New York, together with their staff, we were able to restore limited broking operations very quickly. When the enormous scale of the tragedy became clear the financial community reacted with tremendous support and offers of help came flooding in. In particular we are very grateful for the incredible assistance we have received from Bloomberg, HSBC Bank USA and Hartfield, Titus & Donnelly. Sadly we lost one of our staff in the disaster: our thoughts remain with her family and the families and friends of all those who were affected by the tragedy.

On our Charity Days in 2001 the combined effort of our staff and customers helped us to raise an extraordinary £2.8 million. The largest share was dedicated to charities linked to the World Trade Center disaster but we were also able to give a significant sum to two charities working in war torn Afghanistan. The Group donates its entire revenue on Charity Day, without any cost deductions, to various charities.

One of our non-executive directors, Jon Robson, resigned from the board in November 2001. He had previously been a member of the Intercapital board and I would like to thank him for his contribution to the merged business.

The response of our staff worldwide to the opportunities and challenges of the past year has been outstanding. In particular our staff in New York suffered a most traumatic experience and I would like to acknowledge their remarkable efforts in restoring our business so successfully. The leadership shown by the senior management team in their rapid response to the challenges presented by the events on 11 September was extraordinary. As a result of all their efforts the business can now go forward, even stronger than before.

Charles Gregson
Chairman



Group Chief Executive Officer's Review

These excellent results reflect active markets during the past twelve months and our rapid recovery from the destruction of our New York offices on 11 September. The business, despite that dreadful event, has never been stronger with a leading global market position, good technology, exceptional staff and a very sound financial base. Our strategic plans, including acquisitions, remain on track.

This past year has been the most challenging I have experienced as CEO. Until September the firm was performing outstandingly on virtually every front and we were taking full advantage of buoyant market conditions.

11 September changed everything: for the world and for us. The entire fabric of our New York business was destroyed - equipment, data, systems, records, indeed everything other than our most important asset, our people. With the tragic exception of Karen Seymour, a wonderful colleague, 675 of our people survived that terrible day. More than 30% of our profit had apparently been wiped out, our prospects seemed bleak and our share price slumped.

Extraordinary times can provoke extraordinary responses. By 20 September the majority of our staff were back at work in borrowed premises providing a basic service to our customers - a testament to the exceptional effort, determination and commitment of our colleagues in New York.

Thereafter our capacity in New York steadily improved. Within four weeks revenues had returned to 60% of budgeted levels and by January 2002 had recovered to 90%. The crisis was over; we had recovered our business more speedily than anyone had thought imaginable four months previously and each day saw incremental improvements in our operational effectiveness. The arduous task of rebuilding our records and systems was also beginning to take shape. Our share price rallied strongly; we were the second best performing share in the FTSE 350 in 2001 with a rise of 78%.

Review of the business Active trading in virtually all the wholesale financial markets was enhanced by the volatility and opportunities created by the unprecedented frequency of interest rate cuts last year. We restored our New York operations remarkably quickly following 11 September but nevertheless estimate the disaster adversely impacted revenues by at least £10 million.

Derivatives and money broking had an extremely good year with profit of £55.2 million, up 37%, as ICAP benefited from its dominant position and broad coverage of those markets. Securities broking profit advanced to £28.5 million, up 9%, obviously held back by the disruption in New York.

The European contribution to profit before interest increased by 31% to £54.3 million, reflecting strong trading conditions in the region. However profit in the Americas was 20% lower at £16.1 million, primarily as a result of the World Trade Center disaster.

The Asia Pacific region had a good year with profit of £7.3 million, an increase of 49%, assisted by a strong performance in Asian corporate bonds and benefits flowing from last year's reorganisation of our Tokyo based derivatives operations.

At the beginning of the past financial year we set ourselves clear objectives to increase revenue from information services and electronic broking. It is encouraging to report that information services revenue increased to £12.0 million, up 20%, and our revenue from electronic broking was 161% higher than the prior year at £7.3 million.

The adoption of electronic trading in many markets remains much slower than originally expected. This reflects the considerable difficulties of attracting liquidity to new platforms and many of them have been withdrawn from the market or merged. Our model, which integrates both voice and electronic broking, is working well and we have continued to make significant progress in the integration of technology and voice broking. We are the only electronic broker with a significant presence in both US Treasuries and Japanese Government Bonds, the two largest bond markets. We have successfully added Australian Government Bonds, UK Gilts and Euro Eurobonds to the system. However, as expected, electronic broking continues to be loss making, losing £13.8 million (2001 – £6.9 million). We expect this loss to diminish in the future.

Consolidation Our market share has improved moderately this past year across most of our products. Market share is important because it attracts order flow, which generates liquidity, which in turn converts into market share – a virtuous circle indeed. We intend to continue increasing our market share organically, through acquisition and through the application of technology.

We remain keen on acquisitions that fit into our overall strategic objectives either because they have strong market positions or relevant technology. The recent purchase of First Brokers in New York is a good example. This privately-owned business is the market leader in Dollar corporate debt, improves our product portfolio, has good potential to increase profitability and is immediately earnings enhancing.

Over the longer term there may be opportunities to acquire other broking firms, many of which are ill equipped to grow, having neither the technology nor the financial strength to develop further.

Outlook We remain committed to the application of technology to our business to increase both our customer service and our own efficiency. It is clear that the introduction of electronic broking will be financially painful initially, but ultimately will be more profitable with information sales, higher market share and a wider customer base. Fully electronic broking is just one aspect of the automation of markets and really only suits liquid and commoditised products which is why we have adopted the hybrid model to electronic broking. Automation has many other guises including the extension of screen-based price discovery to new markets and the implementation of straight-through-processing for all products.

Our markets continue to expand as the use of financial derivatives in the interest rate, credit and equity markets increases. Net bond issuance, particularly in the corporate bond markets products, has been high and energy volumes are moving up. Underlying trends therefore remain positive.

This year market conditions may be slightly less buoyant because of reduced interest rate volatility but we expect a sharp rebound in American profit that was lost from 11 September. Indeed the overall strategic position of ICAP is stronger than ever. A new North American headquarters has been selected in the Harborside Financial Center in Jersey City, which we expect to occupy in October 2002.

We have made a good start to the new financial year and, assuming that markets continue to be moderately busy, we have every expectation of achieving our target to exceed £100 million profit this year.

Michael Spencer
Group Chief Executive Officer



Group Finance Director's Review

Double digit growth in turnover and profit resulted in a significant increase in total shareholder return. These Financial Statements demonstrate the strong financial performance of the Group during the year.



Results The Group reported profit of £89.1 million before taxation, goodwill amortisation and exceptional items; this represents an 18% increase over the prior year.

Group turnover increased by 12%, with the Group's operations benefiting from uncertain and volatile financial markets. This was achieved in spite of the events of 11 September which we estimate adversely impacted turnover by at least £10 million.

Rigorous cost management continues to be an objective of the Group. Excluding the impact of higher performance and turnover-linked broker bonuses, and acquisitions and disposals, underlying expenses increased during the year by only £8.6 million (3%). Following the April 2002 UK Fiscal Budget, we anticipate that the higher employers' National Insurance rate will increase the Group's cost base by £1.5 million per annum from April 2003.

Broker employment costs, at 54% of Group turnover, are the major component of the Group's cost base. A significant element of this cost, however, is performance related.

The strong turnover performance combined with prudent cost management has resulted in an increase in the Group operating profit margin (excluding goodwill amortisation and exceptional items) to 15% in the financial year ended 31 March 2002 (14% – 2001).

Exceptional items The Group reported a £2.9 million net exceptional pre-tax gain. Behind this net figure are a number of items that require further explanation.

The World Trade Center disaster resulted in exceptional costs of £28.7 million; £10.1 million of this related to the write off of fixed assets destroyed. In addition, significant costs have been incurred in restoring the business including the reinstatement of systems and data together with certain incremental employee related costs. During the financial year to 31 March 2002, the Group has received and recognised £11.9 milion ($17 million) on account under its insurance policy. The balance of insurance proceeds, estimated to be $33 million, is expected to be received and recognised as exceptional income in the financial year to 31 March 2003.

The Group disposed of its shareholdings in The London Stock Exchange, LIFFE and the Deutsche Börse during the year resulting in an exceptional gain of £32.1 million.

During the financial year, the Group's 7.6% investment in MoneyLine was reduced to under 1% following a restructuring and refinancing of MoneyLine. As a consequence, an impairment review was undertaken and a decision was made to write off the Group's remaining investment of £6.7 million.

Recent developments in the electronic platform market place caused the Group to conduct an impairment review of its 19% shareholding in Blackbird. Following this review it was decided to write off the Group's remaining investment of £3.5 million.

There were a number of other exceptional costs amounting to a net £2.2 million relating to the closure and disposal of various operations including those in Luxembourg.

Earnings per share (EPS) Higher pre-tax profit, a constant Group effective tax rate of 34% and no significant change in minority interests has resulted in a substantial increase in earnings.

With virtually no increase in shares issued, adjusted EPS, which excludes goodwill amortisation and exceptional items, for the financial year to 31 March 2002 was 58.0p, a 17% increase on the prior year.

Basic EPS was 52.8p, 31% higher than last year.

Dividend An 18p final dividend is proposed, subject to shareholder approval. This is a second year of increase and compares to 15p in the previous year resulting in a full-year dividend of 24p (2001 – 20p), a 20% increase on the prior year reflecting the strong earnings performance. The dividend continues to be more than twice covered by earnings.

Cash flow and balance sheet The Group's cash increased by £35.3 million in the financial year to 31 March 2002. Shareholders' funds increased by £26.5 million to £188.5 million.

The Group continues to place emphasis on the effective management of its cash resources. Regular reviews of cash retained in operating subsidiaries are undertaken and, where it is appropriate, surplus cash is repatriated to the centre. Capital expenditure is tightly controlled and monitored by the Group's annual budgeting and quarterly forecasting cycles. A policy is in place to ensure that cash balances are invested only in institutions not less than AA rated and for a duration of no longer than two years. The amount of funds that may be invested in any one institution is restricted. This is subject to regular review by the Treasury Committee. The overall philosophy is one of capital preservation, liquidity management and then yield enhancement.

The Group's FRS 1 cash flow is set out on page 32 of the Financial Statements. However, consistent with previous years, cash flow is best understood by reference to the movement in net funds (defined as cash, current asset investments less overdrafts and borrowings).

On this basis, net funds increased during the year by £43.4 million to £165.7 million (2001 – £122.3 million). A significant proportion of the Group's net funds balance is required to be held by operating subsidiaries to meet regulatory, commercial and capital requirements.



Group Finance Director's Review continued

The movement in the net funds position is summarised below.

	Year ended 31 March 2002 £m
Profit before tax*	89.1
Joint ventures and associates	(4.2)
Depreciation	10.9
Net capital expenditure	(16.5)
Acquisitions/investments	(8.9)
Dividends	(21.8)
Tax	(21.8)
Working capital and other	(8.8)
	18.0
Exceptional items	25.4
Net funds inflow	43.4

*excluding goodwill amortisation and exceptional items.

Exceptional items include £14.8 million of World Trade Center related costs, £5 million of World Trade Center capital related expenditure and other items of £1 million. These items are offset by insurance proceeds of £11.9 million and net receipts from the sale of the Group's shareholdings in The London Stock Exchange, LIFFE and the Deutsche Börse of £34.3 million.

In April 2002, the Group completed the acquisition of First Brokers for an initial cash consideration of £25 million ($35.7 million). No further consideration is due to be paid in the financial year to 31 March 2003.

During the financial year to 31 March 2003, it is estimated that costs of approximately £23 million ($33 million) will be incurred in respect of the build out of the Group's new North American headquarters and will be recoverable under the Group's insurance policy.

The Group has renewed its banking facilities and now has in place a £40 million loan facility with four commercial banking institutions maturing in November 2003. This facility is essentially of a working capital nature, although £20 million can be utilised for acquisitions. Additionally, the Group has an £8 million revolving 364-day facility with another commercial banking institution. Neither of these facilities was drawn down at the year end.

Net assets as at 31 March 2002 include £42.8 million of goodwill which relates mainly to the Exco/Intercapital merger in 1998. Following the acquisition of First Brokers, announced on 30 April 2002, the level of goodwill on the balance sheet will increase significantly.

US business recovery The numerous financial challenges arising from the World Trade Center disaster have been met satisfactorily.

The Group's global financial systems minimised the extent of the disruption to the financial and management reporting processes. Notwithstanding this, original documentation and records were lost in the destruction of the World Trade Center. This required a major reinstatement exercise that is now largely complete.

A number of US bond markets were seriously impacted by the disaster. In the immediate aftermath, clearing and settlement processes in the market operated well below their usual efficiency levels. This necessitated an industry-wide exercise to reconcile the records of open securities positions in the US markets from 11 September. As a consequence of this disruption, the Group had a higher than usual number of matched principal transactions which had not settled within normal time frames. All these transactions have since settled and the wider market settlement processes have returned to normal.

Risk management The Group transacts business on an agency or matched principal basis. In the ordinary course of business, since the Group acts purely in an intermediary capacity matching buyers with sellers, its exposure to risk is limited. From a credit perspective, the Group's counterparties are typically highly credit rated large financial institutions. New and existing counterparties are subject to regular review and assessment.

Market risk arises on unsettled transactions where one or both counterparties fail to fulfil their obligations under a matched transaction, through trade mismatches or other errors. The risk in these situations is restricted to short-term price movements in the underlying stock held by the Group and is monitored on a daily basis. Procedures exist to reduce the likelihood of such trade mismatches and to minimise their impact. In certain limited circumstances, for example in some illiquid markets, the Group does take positions and these can give rise to market risk. Strict controls, including limits, are imposed and hedging arrangements are undertaken where appropriate.

The Group is also subject to foreign exchange risk and, in line with other major multi-national businesses, seeks to hedge its transactional foreign exchange exposures through the use of basic hedging instruments such as forward foreign exchange contracts. The Group is principally exposed to the Dollar and the Euro. A 10 cent movement in these currencies would have a £2.5 million effect before hedging on pre-tax profit in both cases. The impact of exchange rate movements on the Group's translational foreign exchange exposures is partially mitigated by the use of offsetting foreign currency borrowings. The principal translational foreign exchange exposure is to the Dollar; a 10 cent movement would have a £1.0 million impact on pre-tax profit after taking account of foreign currency borrowings.

Acquisitions The Group continues to seek business combination opportunities that either significantly increase its market share in product areas where it does not have a major presence, or enhance its electronic broking capability.

During the year the Group made a number of small strategic acquisitions including obtaining full control of the Spot Foreign Exchange joint ventures with the Prebon Group in both the UK and US. In addition, our FX Options joint venture with TFS was combined with Volbroker's electronic broking platform.

On 30 April 2002 the acquisition of 100% of the equity of First Brokers was completed and an initial cash payment of £25 million ($35.7 million) was made. First Brokers is the leading New York interdealer broker in the US Dollar corporate debt market. Further consideration of £39 million ($55 million) is contingent on future business performance. Assuming that First Brokers continues to report profit comparable to its most recent historic results, this consideration will be paid over three years commencing April 2003, at ICAP's option, in cash or shares. In the financial year ended 31 December 2001, First Brokers turnover was £60.6 million ($86.7 million), which generated underlying pre-tax profit of £12.4 million ($17.7 million). It is anticipated that this transaction will generate in the region of £61 million ($87 million) of goodwill and will be immediately earnings enhancing to the Group.

New accounting standards These have increased disclosure requirements, but there was no material impact on Group results.

These Financial Statements include the adoption of a number of new accounting standards. FRS 17, "Retirement benefits", only requires disclosure this year with full implementation in 2004. The Group's exposure to defined benefits schemes is limited. FRS 18, "Accounting policies", requires directors to consider whether the accounting policies adopted by the Group are the most appropriate for the business. This in effect formalises a process which has been undertaken in previous years and, where appropriate, we have expanded our principal accounting policy disclosures in the notes to these Financial Statements. FRS 19, "Deferred tax", amends the previous method of calculating deferred taxation provisions; this has resulted in enhanced disclosure only this year with no significant impact on the Group's results.

We continue to monitor and support the progress that is being made by the International Accounting Standards Board towards the eventual implementation of international accounting standards.

Total shareholder return Significant share price appreciation and dividend growth were achieved in the year.

The Group's strong financial performance during the financial year to 31 March 2002 has resulted in a significant increase in total shareholder return during the year. The market capitalisation of the Group has increased from £474 million at 31 March 2001 to £799 million at 31 March 2002.

The Group's healthy financial position means that it is well placed to take advantage of appropriate organic and acquisition opportunities to reinforce and improve on its leading market position.

Jim Pettigrew
Group Finance Director

Directors and Secretary

1 

2 

3 

4 

5 

6 

1 Charles Gregson, aged 54, was appointed non-executive Chairman on 1 August 2001 having been executive Chairman since 6 August 1998. Between 1978 and 1998, he was responsible for the businesses that became the foundation of Garban. He is also an executive director of United. In addition, he is non-executive Deputy Chairman of Provident Financial plc. N

2 Michael Spencer, aged 46, is Group Chief Executive Officer. He was the founder of the private Intercapital Group in 1986 and became Chairman and Chief Executive of Intercapital in October 1998, following the Exco/Intercapital merger. He has worked in the City since 1976. N

3 David Gelber, aged 54, was appointed Group Chief Operating Officer on 9 September 1999, having been the Chief Operating Officer of Intercapital, following the Exco/Intercapital merger. Prior to joining the Intercapital companies, he held senior trading positions with Citibank and Chemical Bank and was Chief Operating Officer for HSBC Global Markets.
He joined IPGL in 1994 as Group Managing Director. In addition to his role as Group Chief Operating Officer, he has managerial responsibility for the Company's operations in the Asia Pacific region. R&C,T

4 Nicholas Cosh, aged 55, was appointed a non-executive director on 5 December 2000. He is Chairman of JP Morgan Fleming American Investment Trust plc and a director of Hornby plc, Bradford & Bingley plc and Computacenter plc. From 1991 to 1997 he was Finance Director of JIB Group plc and until 1991 Finance Director of MAI plc. He is a chartered accountant and is Chairman of the Audit Committee. A,R

5 Declan Kelly, aged 41, was appointed a non-executive director on 1 April 2001. He was an executive director from 9 September 1999 until 1 April 2001 and between 1 April 2001 and 2 January 2002 he had responsibility for Information Services. In 1986 he joined Chase Manhattan to trade interest rate derivatives. In 1987 he joined BNP Capital Markets, eventually managing their global interest rate derivatives operation. He joined the Intercapital companies in 1994 and has been a director of IPGL since March 1997.

6 Robert Knox III, aged 58, was appointed a non-executive director on 8 December 1999. With an MBA from Berkeley, he has managed Zion's Capital Markets Group including internet and on-line trading strategy for the past nine years. He is Senior Vice President of Zion's First National Bank. He is also a member of the Regional Advisory Committee of the Bond Market Association, NYC and a director of Roth Capital Markets Inc. A,N

7 Donald Marshall, aged 57, was appointed a non-executive director on 26 July 1999. He is managing partner of Capital Markets Advisors LLC, a firm providing consulting services to major financial institutions with particular reference to derivative products and emerging market credits. He is a director of GovPX Inc and SIF Garban-Intercapital, Mexico. He has been a consultant to the Group since December 1998. From 1970 until 1996, he worked for the Euro Brokers group of companies and was Chief Executive from 1980 to 1996. A


7
8
9
10
11
12

8 Stephen McDermott, aged 45, was appointed an executive director on 28 October 1998. He is responsible for electronic trading, having previously been responsible for Garban Americas. Prior to joining the Company, he managed the forward foreign exchange business at Tullett & Tokyo and joined the foreign exchange business of Garban in 1986. He was appointed a director of the US Operations on 29 December 1995. He is also a board member of Columbia University's division of special programs and services.

9 William Nabarro, aged 46, was appointed a non-executive director on 28 October 1998 and is Chairman of the Nominations Committee. Until July 1999, he was a managing director of SG Hambros Corporate Finance, having initially joined Hambros Bank in 1978. Between 1989 and 1992, he was an executive director of MAI plc with responsibility for MAI's market research activities. He is currently Vice Chairman of KPMG Corporate Finance. N,R

10 John Nixon, aged 47, was appointed a non-executive director on 9 September 1999 having previously been a non-executive director of Intercapital. From 1 December 2001 he has been employed as a consultant to the Group. He worked for Tullett & Tokyo for more than 20 years and was its Chief Executive Officer from 1995 to 1997. He is a Partner of QVAN Capital Management LLC, an investment management boutique based in Stamford, Connecticut, that provides its clients, including the Group, with advisory services in the financial services industry.

11 Jim Pettigrew, aged 43, was appointed Group Finance Director on 18 March 1999, having become an executive director on 25 January 1999. In 1988 he joined Sedgwick Group plc as the Finance Director of its Financial Services Division. Between 1993 and 1996 he was the Group Treasurer of Sedgwick Group plc and, from 1996, Deputy Group Finance Director with responsibility for treasury, taxation and financial control. He is a chartered accountant and a member of the Association of Corporate Treasurers. R&C, T

12 Paul Zuckerman, aged 56, was appointed a non-executive director on 28 October 1998. He is Deputy Chairman and the senior independent director and Chairman of the Remuneration Committee. He is Chairman of Zuckerman & Associates LLC, a boutique specialising in start-up companies. He is also a director of a number of companies including Merrill Lynch European Equity Hedge Fund Ltd and Dabur Oncology plc. He was a founding member and Managing Director in charge of investment banking at Caspian Securities. Prior to joining Caspian, he was Chairman of SG Warburg Latin America Ltd, Vice Chairman of SG Warburg International and an executive director of SG Warburg & Co Ltd. A,N,R

Edward Pank, aged 56, has been Company Secretary since 21 September 1999 having previously been Company Secretary of Intercapital, formerly Exco, from 1987. He is also secretary of all board committees.

Key to membership of committees

A	Audit Committee
N	Nominations Committee
R	Remuneration Committee
R&C	Risk and Compliance Committee
T	Treasury Committee

Directors' Report

The directors present their report and the audited Financial Statements of the Group for the year ended 31 March 2002.

Activities, business review and development A full review of business activities and future developments of the Group is given in the Chairman's Statement, Group Chief Executive Officer's and Group Finance Director's reviews on pages 4 to 11. The name of the Company was changed from Garban-Intercapital plc to ICAP plc at the Annual General Meeting held on 25 July 2001.

Related party transactions Details of related party transactions are set out in note 30 to the Financial Statements.

Results and dividends The results of the Group for the year are set out in the consolidated profit and loss account on page 28. Following payment of the interim dividend, details of which are set out in note 9 to the Financial Statements, the directors recommend a final dividend of 18 pence per share for the year ended 31 March 2002 to be paid on 30 August 2002 to shareholders on the Register on 2 August 2002 (ex-dividend date being 31 July 2002). After allowing for the payment of the proposed dividend, the profit for the year transferred to reserves was £28.6 million.

Directors and directors' interests Biographical details of the current directors who held office throughout the year are given on pages 12 and 13 with the exception of Jonathan Robson who resigned on 27 November 2001. Details of the service contracts of the current directors and of the interests of the directors in the Company's shares are shown in the Remuneration Committee Report on pages 20 to 26.

In accordance with the Company's Articles of Association, Charles Gregson, Stephen McDermott, William Nabarro, Jim Pettigrew and Paul Zuckerman will stand for re-election at the forthcoming Annual General Meeting.

Employee involvement and employment practices The Group is committed to achieving the highest standards in its workplace. The policies and practices in place within the Group to deter acts of harassment and discrimination are regularly monitored. The Group maintains a zero tolerance policy concerning sexual harassment, discrimination and retaliation against individuals who report problems in the Group's workplace.

The Group recognises the value of communication with employees at all levels and incentive schemes and share ownership schemes which are run for the benefit of employees.

Equal opportunities The Group pursues a policy of providing the same employment opportunities to disabled people as to others.

Environment policy Recognising that ICAP's operations are themselves of minimal environmental impact, ICAP's policy is to operate, as far as practicable, environmentally friendly policies and meet the statutory requirements placed on the Group.

Substantial shareholdings As at 15 May 2002, the Company had been notified of the following interests of 3% or more in its issued ordinary share capital:

	Number of ordinary shares held	% of ordinary shares held
Mr & Mrs M A Spencer, together with Incap Netherlands (Holdings) B.V. and Intercapital Private Group Limited *	25,996,091	25.87
Zions Bancorporation	5,266,080	5.24
Caledonia No.1 Settlement Trust	3,847,629	3.83
Barclays plc	3,095,008	3.08
Liontrust Investment Services Limited	3,009,780	3.00

*Mr and Mrs Michael Spencer own approximately 42% of IPGL which in turn owns approximately 98.8% of INHBV. Accordingly, Mr and Mrs Spencer are deemed by the Companies Act 1985 to be interested in all the shares held by IPGL (886,950) and INHBV (25,109,141).

Charitable donations During the year the Group donated £2.8 million (2001 – £2.0 million) to charitable organisations, of which £2.0 million (2001 – £1.0 million) was donated to charitable organisations registered in the UK.

Political donations The Group made a donation to Business for Sterling of £52,875 (2001 – £25,000).

Creditor payment policy The Group's policy with regard to the payment of its suppliers is to agree the terms of payment at the start of business with each supplier, ensure that the suppliers are made aware of the terms of payments and pay in accordance with its contractual and legal obligations.

The Company does not have any trade creditors.

Changes in share capital All changes in share capital are detailed in note 24 to the Financial Statements. As at 31 March 2002, options existed over 5,780,667 of the Company's ordinary shares of 50 pence in relation to employee share option schemes. Of this figure 981,057 are options over existing shares which are held in Trust and the remainder are expected to be satisfied by new issues of shares. Changes in options under the various schemes are detailed in note 25 to the Financial Statements.

Annual General Meeting The fourth Annual General Meeting of the Company will be held on Wednesday, 17 July 2002. The Notice of meeting is set out on pages 64 and 65.

In addition to the ordinary business of voting upon receiving the Annual Report, declaring a dividend, the re-election of directors and the reappointment of auditors, the following special business will be considered:

Resolution 10 will be proposed as an Ordinary Resolution. It is to authorise the directors to allot ordinary shares of the Company to an amount equal to approximately one third of the existing issued share capital.

Resolution 11 will be proposed as a Special Resolution. It is to authorise the directors to allot ordinary shares, otherwise than on a pro rata basis to existing shareholders in connection with any future rights issue or for cash, up to an aggregate nominal amount of £2,510,352 (being approximately 5% in value of the existing share capital).

Each of the authorities in Resolutions 10 and 11 lasts for a period of five years, in accordance with institutional guidelines. The directors have no present intention of exercising these authorities. These are normal authorities for boards of public companies to have, in order to take advantage of market opportunities as they arise.

Directors' Report continued

Resolution 12 will be proposed as a Special Resolution. It will empower the Company to purchase its own ordinary shares by market purchases not exceeding approximately 10% of the Company's issued share capital as at 28 April 2002. The directors will only exercise this authority if they were satisfied that a purchase would result in an increase in expected earnings per share and would be in the interests of shareholders generally. There is no present intention of exercising this authority and the authority given in the resolution will expire at the conclusion of the Annual General Meeting to be held in 2003.

Resolutions 13 and 14 will be proposed as Ordinary Resolutions to approve the making of political donations and incurring of political expenditure by the Company and its subsidiary Garban-Intercapital Management Services Limited of up to an aggregate amount of £100,000 in the period to the Company's Annual General Meeting to be held in 2003. The Political Parties, Elections and Referendums Act 2000, contains restrictions on companies making donations to EU political organisations or incurring EU political expenditure without prior shareholder approval.

Auditors PricewaterhouseCoopers were reappointed auditors to the Company on 25 July 2001. A resolution to reappoint them and authorise the directors to set their remuneration will be proposed at the forthcoming Annual General Meeting.

Statement of directors' responsibilities for the Financial Statements
Company law requires the directors to prepare Financial Statements for each accounting period that give a true and fair view of the state of affairs of the Company and Group as at the end of the financial period and of the profit or loss of the Group for the period. The directors confirm that suitable accounting policies have been used and applied consistently and reasonable and prudent judgements and estimates have been made in the preparation of the Financial Statements for the year ended 31 March 2002. The directors also confirm that applicable United Kingdom Accounting Standards have been followed.

The directors are responsible for keeping proper accounting records, for taking reasonable steps to safeguard the Group's assets and to prevent and detect fraud and other irregularities.

Going concern The directors are satisfied that the Company and the Group have adequate resources to continue to operate for the foreseeable future and confirm that the Company and the Group are going concerns.

By order of the board

E.C. Pank
Company Secretary

Corporate Governance

The board of ICAP plc is committed to high standards of Corporate Governance. The following statement details how the Group has applied the Combined Code and reports on its compliance with the provisions of the Code.

Directors

Directors and the board The Company is headed by an experienced board of directors consisting of a non-executive Chairman, Group Chief Executive Officer, three further executive directors and seven non-executive directors. The board meets at least six times a year, half of those meetings being held in the US. The board has a schedule of matters specifically reserved to it for decision (including strategy, financial policy and major acquisitions and disposals) and has delegated authority to a number of committees each of which has specific areas of responsibility. The committees are Audit, Nominations, Remuneration, Risk and Compliance, and Treasury.

Information is provided in a timely manner to directors for all meetings to enable them to exercise their judgement in the discharge of their duties. All directors have access to the advice and services of the Company Secretary and procedures exist to enable them to obtain independent professional advice in respect of their duties.

There is a clear division of roles and responsibilities between the Chairman and Group Chief Executive Officer. There is a balance between non-executive and executive directors on the board (refer to pages 12 and 13 for biographical details of the directors). Paul Zuckerman is the senior independent director. All non-executive directors, other than Charles Gregson, Declan Kelly, Donald Marshall and John Nixon, are independent of management and considered by the board to be free from any business or other relationships which could materially interfere with the exercise of their independence.

Nominations to the board are recommended to the board by the Nominations Committee under its terms of reference. In accordance with the Combined Code and the Company's Articles of Association all directors are subject to election by shareholders at the first opportunity following their appointment and, subsequently, must seek re-election at least once every three years.

The service contract of Stephen McDermott is for a period in excess of the maximum of one year recommended by the Combined Code. The reasons for this are given in the Remuneration Committee Report on pages 20 to 26.

The board has delegated authority to the following committees of the board on specific matters. Each committee has a written constitution and defined terms of reference.

(i) Audit Committee Members: Nicholas Cosh (Chairman), Robert Knox III, Donald Marshall, Paul Zuckerman The Audit Committee comprises four non-executive directors and meets at least three times a year. The Committee meets with senior executive management, the head of internal audit and the external auditors and reviews, inter alia, the annual and interim Financial Statements, reports from internal and external auditors and the effectiveness of the Group's internal control systems. In reviewing the Financial Statements of the Group, it ensures that accounting policies adopted are appropriate to the circumstances of the Group. It also reviews and approves the appointment of the external auditors, their proposed audit scope and fees. In this regard it monitors the balance of audit and non-audit fees to ensure that the independence and objectivity of the external auditors is maintained. All proposed non-audit assignments to be undertaken by the external auditors, with a fee in excess of £50,000, are subject to the Committee's review and approval. As part of its consideration of the annual Financial Statements it has reviewed and is satisfied that the auditors have remained independent of the Group during the financial year.

Corporate Governance continued

(ii) Nominations Committee Members: William Nabarro (Chairman), Charles Gregson, Robert Knox III, Michael Spencer, Paul Zuckerman
The Nominations Committee comprises four non-executive directors and one executive director. It recommends to the board appointments for the role of Chairman, Group Chief Executive Officer, executive and non-executive directors. The procedure for appointments is set out in its terms of reference and the committee meets as required.

(iii) Remuneration Committee Members: Paul Zuckerman (Chairman), Nicholas Cosh, William Nabarro The Remuneration Committee comprises three independent non-executive directors. The Remuneration Committee is responsible for determining the salaries and other remuneration of the executive directors and certain employees. It does not determine the fees payable to the non-executive directors, which are considered and approved by the entire board. Directors are not involved in deciding their own remuneration.

(iv) Risk and Compliance Committee
The Risk and Compliance Committee, which comprises such persons as are appointed by the board (who may or may not be directors), is chaired by David Gelber. A quorum consists of either two directors of the Company or one director of the Company and the Group Head of Internal Audit and Compliance. It meets at least every two months and is responsible for addressing compliance issues throughout the Group and developing and monitoring Group risk policies (including credit) and reviewing major new business initiatives.

(v) Treasury Committee The Treasury Committee, which comprises such persons as are appointed by the board (who may or may not be directors), is chaired by Jim Pettigrew. It meets monthly and is responsible for developing, implementing and monitoring Group treasury policies.

Relations with shareholders
The board is accountable to the Company's shareholders for the performance and activities of the Group and is aware of the importance of maintaining good relations and communications with all its shareholders. It has a continuing programme of meetings (subject to regulatory constraints) with its major institutional shareholders both in the UK and overseas, where a wide range of relevant issues is discussed and their views sought. The investor relations section of the Company's website, www.icap.com, gives shareholders access to the texts of all Stock Exchange and press announcements. The board recognises that the Annual General Meeting provides shareholders with an opportunity to receive information on the Company's business performance and to question senior management on any business matters.

Accountability and audit

Directors' responsibilities The directors' statement regarding their responsibility for preparing the Company's Financial Statements is set out in the Directors' Report on page 16 and the Independent Auditors' Report regarding their reporting responsibility is detailed on page 27.

Internal control The board of directors is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place during the year under review and up to 28 May 2002, the date of approval of these Financial Statements. The process involves local management identifying and evaluating risks specific to their businesses and regions and then periodically reporting formally on this risk assessment to the Group's management.

The key elements of the internal control system are:

- a comprehensive budgetary process, with both annual and regular forecasts being considered and approved by the board;
- monthly monitoring of trading results, balance sheet and cash flow against budget and prior periods with significant variances being investigated and appropriate action taken;
- regular visits to Group operating companies by board members and senior management;
- all transactions authorised in accordance with delegated authority limits approved by the board;
- the Group primarily acts on an agency or matched principal basis and as such is not usually at risk from currency, interest rate or price movements. Market risk arises on unsettled transactions where one or both counterparties fail to fulfill their obligations under a matched transaction, through trade mismatches or other errors. Such exposure is limited to any price movement in the period from when the position arose to when it is closed and can be either to the Group's advantage or disadvantage. Procedures exist to reduce the likelihood of such trade mismatches and to minimise their impact;
- in certain specialist areas the Group does take positions and these are strictly controlled via position limits which are monitored by the relevant regional credit officer. These are then regularly reported to the Risk and Compliance Committee;
- market and counterparty risk is monitored on a regular basis by credit officers to review the quality, reputation and financial strength of customers;
- regular internal audit visits to Group operating companies to carry out reviews of systems and procedures and compliance with Group policies;
- senior management within each region have responsibility for the establishment of appropriate control frameworks within their operations to ensure compliance with Group policies, procedures and standards. They are also responsible for ensuring that risks within their businesses are identified, assessed, controlled and monitored on an ongoing basis.

The board, through the Audit Committee, has conducted an annual review of the effectiveness of the system of internal control covering all controls including financial, operational and compliance controls and risk management.

The Group has investments in a number of joint ventures and associated companies. Where the Group is not directly involved in the management of the investment it can influence, through board representation, but not control the internal control systems present in those entities. The board's review of the effectiveness of the system of internal controls in those entities is consequently less comprehensive than in its directly owned subsidiaries.

World Trade Center, 11 September 2001 As part of its review of the effectiveness of the Group's system of internal control the board has considered the impact of the events of 11 September 2001 on the Group's operations. In common with other market participants the Group's operations were affected by the disruption caused to the operation of the US financial markets. This, together with the requirement to resume operations as rapidly as possible, gave rise to an exceptional number of unmatched trades, initially unsettled transactions and a substantial overdraft balance all of which were subsequently satisfactorily settled. The system of internal control has been restored in the Group's US operations.

Internal Audit The Group has an internal audit function which undertakes reviews within the Group and provides objective assurance to the board, via the Audit Committee, on the operation and effectiveness of the system of internal control within the Group.

The Group Head of Internal Audit and Compliance has direct access to the Audit Committee and its Chairman. The Audit Committee reviews at least annually the authority, scope of work and resources of the Group's internal audit function.

Regulation The Group is regulated on a consolidated basis by the UK Financial Services Authority for the purposes of the European Investment Services Directive and by the Securities and Exchange Commission in the US. Most Group operating companies are subject to regulatory controls in the countries in which they operate. Adherence to these regulations is monitored, where applicable, by local compliance officers who report regularly via the Group Head of Internal Audit and Compliance to the board.

E.C. Pank
Company Secretary

Remuneration Committee Report

Remuneration policy The policy of the board in respect of the remuneration of the executive directors and certain employees is to:

- recruit and retain directors and employees of the highest calibre, having regard to compensation packages offered by competitors in the sector but not paying more than is necessary for this purpose;
- align the interests of the directors and employees with those of the shareholders;
- create a culture that motivates executives, linking remuneration to the performance of the Group and the individual.

Long term incentive arrangements are an important part of the remuneration policy as they are designed to enhance retention as well as rewarding contribution to the Group's performance. In this respect, a Senior Executive Equity Participation Plan, three Executive Share Option Plans, a Save-As-You-Earn Scheme and a Rabbi Trust exist within the Group. The Remuneration Committee has responsibility for overseeing their operation and approving all grants of options under the schemes.

While consideration has been given to the recommendations contained in the Combined Code regarding the length of service contracts for directors, the Remuneration Committee also recognises that, in order to retain the services of certain directors, it is necessary to reflect the commercially common practice in the sector of locking certain key employees into the Group by providing contracts of two years in duration although, in exceptional cases, longer contracts may be considered appropriate.

Share schemes and long term incentive arrangements The Company has six share schemes:

(a) ICAP 1998 Approved Share Option Plan (ESOP)

(b) ICAP 1998 Unapproved Share Option Plan (UESOP)

(c) ICAP 1998 Sharesave Scheme (SAYE)

(d) ICAP Senior Executive Equity Participation Plan (SEEPP)

(e) ICAP 2001 Unapproved Company Share Option Plan (UCSOP)

(f) Rabbi Trust

The policy in respect of executive options is that these will be heavily restricted and allocation made only to directors and other key executives and senior brokers. Awards will be of a size, up to the limits allowed by the plans, to provide a meaningful incentive and an effective retention tool for this particular group of employees. The SAYE scheme is open to those employees in the UK eligible on an invitation date, to encourage regular saving linked to investing in the shares of the Company. The SEEPP is the major tool for aligning Group and senior employees' interests and is a key element of the total remuneration package awarded to those senior employees, with allocations being proposed by the board. It is open to executives and brokers who have earned significant bonuses and whom the board deem to be key to the future of the business.

Some of the Company's employees also retain interests in United shares through continued participation in the United SEEPP. Under the terms of the Demerger, employees with interests in United shares under the United SEEPP and the Inland Revenue approved SAYE scheme automatically received interests in the Company's shares on a one ICAP for every ten United share basis. United's SEEPP was not triggered by the Demerger and rights over the Company's shares under this plan are shown on page 26.

(a) ESOP The ESOP is approved by the Inland Revenue. Options with an aggregate exercise price not exceeding £30,000 may be granted to UK resident executives under this scheme. No options have been granted under this scheme.

(b) UESOP The UESOP is not approved by the Inland Revenue. Options are granted under this scheme to UK resident executives and to non-UK resident executives. The grants of options have a maximum overall grant value of four times annual salary including bonuses. Options granted cannot be exercised until the Company has achieved certain performance criteria (currently growth in earnings per share in excess of growth in the Retail Price Index by an average of 3% per annum over a rolling three year period).

(c) SAYE The SAYE scheme enables eligible employees to acquire options over ordinary shares of the Company at a discount of up to 20% of their market price, using the proceeds of a related SAYE contract. All employees who have worked for the minimum qualifying period on an invitation date are eligible to join the scheme. A Qualifying Employee Share Ownership Trust (QUEST) has been established through which the SAYE scheme is operated.

(d) SEEPP The SEEPP is a long term incentive plan for directors and senior executives through which those directors and executives invest in shares of the Company. Occasionally the plan may be used as a "signing on" incentive although, in general, directors and senior executives are invited to waive part of their potential cash bonus in return for rights over the number of shares (Basic Award) which can be purchased with the foregone bonus at the market value of the Company's shares on the date of grant. Participants may also be granted a provisional allocation over additional shares (Matching Award); these matching shares are transferred to the executive on a sliding scale if he/she remains in employment as follows: no shares up to three years; 40% following completion of three but less than four years; and 100% on the fourth anniversary of the date of grant. A similar version of the plan operates in the US. The Company made a grant under the SEEPP on 3 December 2001.

(e) UCSOP The UCSOP is not approved by the Inland Revenue. Options may be granted to any full time employee within the Group. Options are exercisable in three equal instalments on the third, fourth and fifth anniversaries of the date of grant, provided that on the date of exercise of an option, as a minimum, earnings per share growth exceeds growth in the Retail Price Index by an average of 3% per annum over the preceding three years. The Company made grants of options under the UCSOP in May and November 2001 and January 2002.

(f) Rabbi Trust The Group has an employee incentive arrangement subject to the ETC business meeting certain specified performance criteria. Employees will be allocated shares in the Company that are currently held by a Rabbi Trust in the US. The shares held are recorded within investments in own shares on the Balance Sheet.

Remuneration Committee Report continued

Group pension arrangements In the UK, the Company operates a Group Personal Pension Scheme (the Scheme), which is open to new non-broking employees and administered by Scottish Equitable plc. The Company will match contributions paid by members of the Scheme, up to a limit of 5% of basic salary. For new broking employees, or those not eligible for a Company contribution, a stakeholder scheme is available, administered by Standard Life. In addition, the Company administers a number of historic pension arrangements for existing employees.

Various 401k plans are run in the US. These are retirement savings schemes with a choice of investment funds and US federal tax law sets savings limits for employees.

The Group operates defined benefit pension schemes in Germany and the US. Further information can be found in note 28 to the Financial Statements.

Components of executive directors' remuneration The remuneration of the directors consists of basic salary and a discretionary performance-related bonus. Other benefits are pension contributions, life insurance, medical insurance and, on occasion, car allowance. Longer term incentives comprise the various share schemes as detailed above.

Basic salary and benefits Basic salaries for the directors are reviewed annually or at the end of fixed terms. The Remuneration Committee takes into account individual performance, Group performance, factors affecting the relevant sector, market practice and inflation. It also seeks advice from independent remuneration consultants, where appropriate, to ensure that remuneration levels are considered to reflect market rates. Annual bonuses are discretionary.

Directors' service contracts Charles Gregson's services are provided to the Company by a subsidiary of United and this contract is terminable on 12 months' notice. Until 31 July 2001 Charles Gregson's terms of employment were contained in an agreement, with a subsidiary company of United, that was terminable on two years' notice by either party. Michael Spencer, David Gelber and Jim Pettigrew each have contracts which continue until terminated by either party giving 12 months' notice. Stephen McDermott has a contract running to 31 March 2004, which can be extended automatically for up to three consecutive additional one-year renewal terms. Not less than six months' notice can be delivered by either party to terminate the contract on the last day of either the initial term or any renewal term. This contract is in accordance with normal US practice. William Nabarro's and Paul Zuckerman's contracts are for a period of one year both ending on 27 October 2002.

(1) Directors' remuneration

(a) Directors' remuneration (excluding pension contributions)

Directors	Salary £	Fees £	Benefits £	Bonus £	Compensation for loss of executive office £	Year ended 31 March 2002 Total £	Year ended 31 March 2001 Total £
Executive directors							
Michael Spencer	360,000	-	4,809	1,750,000	-	**2,114,809**	1,363,834
David Gelber	225,000	-	5,004	750,000	-	**980,004**	677,534
Stephen McDermott (US)	314,114	-	34,970	453,720	-	**802,804**	978,968
Jim Pettigrew	175,000	-	11,509	450,000	-	**636,509**	437,166
Non-executive directors							
Charles Gregson – Chairman	-	346,759	-	-	-	**346,759**	344,063
Nicholas Cosh	-	35,000	-	-	-	**35,000**	14,583
Robert Knox III (US)	-	30,000	-	-	-	**30,000**	26,250
Declan Kelly	-	97,500	2,091	70,000	30,000	**199,591**	452,658
Donald Marshall (US)	-	233,840	-	191,046	-	**424,886**	531,420
William Nabarro	-	30,000	-	-	-	**30,000**	26,250
John Nixon (US)	-	131,062	-	-	-	**131,062**	54,034
Paul Zuckerman	-	35,000	-	-	-	**35,000**	27,500
Former directors							
Jonathan Robson (to 27 November 2001)	-	20,000	-	-	-	**20,000**	26,250
Peter Buckley (to 16 August 2000)	-	-	-	-	-	-	9,409
Total	1,074,114	959,161	58,383	3,664,766	30,000	**5,786,424**	4,969,919

(b) Pension contributions

Contributions payable by the Group to pension schemes in respect of the Company's directors:

	2002	2001
Executive directors		
Michael Spencer	**18,000**	18,000
David Gelber	**11,250**	11,250
Stephen McDermott	**3,490**	3,378
Jim Pettigrew	**17,500**	17,500
Non-executive director		
Declan Kelly	-	10,000
Total	**50,240**	60,128

Notes

1 The remuneration shown above represents amounts payable in respect of services provided by the directors to the Company and its subsidiaries during the year in which they held office as directors of the Company. Charles Gregson's remuneration represents fees paid to United in respect of his services. William Nabarro and John Nixon have also elected to have their remuneration paid to third parties. The figure for Donald Marshall's remuneration for the year ended 31 March 2001 includes an amount in respect of the prior period.

2 Comparative figures represent remuneration payable either during the whole year or from the date of appointment as a director of the Company to 31 March 2001.

3 Benefits may include car allowance, premiums for private medical insurance, permanent health insurance and disability insurance, mobile telephone and sports club membership.

4 The pension contributions detailed above were all defined contribution schemes.

5 Charles Gregson became non-executive Chairman on 1 August 2001.

6 The remuneration of Donald Marshall, Stephen McDermott and John Nixon has been converted to sterling using the average exchange rate for the year of £1 – US$1.4326 (2001 – US$1.4837).

7 Donald Marshall is entitled to receive a payment which is 50,000 times the difference between 212p and the closing market rate of an ICAP ordinary share at the time of payment. The payment may be taken in whole or in several parts and if he is still employed either as a consultant or employee within the Group, he may choose to receive the payment at any time between 1 October 2002 and 30 September 2004; if his employment has been terminated by the Group prior to 30 September 2002, he may choose to receive the payment at any time during the 90 day period after termination or after 30 September 2002 and if his employment with the Group is terminated voluntarily after 30 September 2000 and prior to 30 September 2002 in order to retire or pursue non-competitive activities, at any time during the year after such termination. If he terminates his employment prior to 30 September 2002 to pursue competitive activities, the right to receive the payment will cease.

Remuneration Committee Report continued

(c) Highest paid director Within the meaning of the Companies Act 1985, the highest paid director was Michael Spencer (2001: Michael Spencer). For this purpose, remuneration includes fees, salaries, benefits in kind and bonuses paid or payable to the director (but excluding any amounts paid or payable to third parties) and any notional gains made by the director on the exercise of share options.

Michael Spencer receives a salary of £360,000, a pension contribution of 5%, life assurance, long term disability insurance, private medical insurance and a discretionary performance-related bonus.

David Gelber receives a salary of £225,000, a pension contribution of 5% of salary, life assurance, long term disability insurance, private medical insurance and a discretionary performance-related bonus.

Stephen McDermott receives a salary of $450,000. Benefits include a car lease of $18,000 per annum, a maximum pension payment of $5,000, various insurances and a performance-related bonus with a minimum payment of $350,000 in respect of each financial year.

Jim Pettigrew receives a salary of £175,000, a car allowance of £10,000, pension contribution of 10% of salary, life assurance, long term disability insurance, private medical insurance and a discretionary performance-related bonus.

Nicholas Cosh, Robert Knox III, William Nabarro and **Paul Zuckerman** receive fees of £30,000 per annum. Nicholas Cosh as Chairman of the Audit Committee and Paul Zuckerman as Chairman of the Remuneration Committee each receive an additional £5,000 per annum in respect of those functions.

Charles Gregson, became non-executive Chairman on 1 August 2001 and a subsidiary of United receives fees from the Group of £93,617 per annum plus VAT. During the period to 31 July 2001 he was executive Chairman and his consultancy fees were pro rated to the number of days worked (average two days per week) for the Company and were based on a salary of £386,250, car allowance, non-contributory membership of the executive tier of the United approved defined benefit pension scheme, life assurance, long term disability insurance and a performance-related bonus of up to 50% of salary.

Declan Kelly became a non-executive director with effect from 1 April 2001 but with responsibility for Information Services and received fees of £120,000 per annum including non-executive director's fees of £30,000. On 2 January 2002 he ceased to be responsible for Information Services and his fees were reduced to £30,000 per annum.

Donald Marshall has entered into a consultancy arrangement with the Company for a fee of $200,000 for 100 days of his time per annum (with any additional time paid at the rate of $2,000 per day) and therefore does not receive a separate fee for acting as non-executive director.

John Nixon provides his services through a consultancy arrangement with QVAN Capital Management LLC. His consultancy fee is $2,000 per day subject to a minimum of £30,000 per annum. He has a consultancy agreement which has an initial six month period from 1 December 2001 for which he receives $250,000. After 31 May 2002 the contract will continue on a monthly basis until terminated by either party, with fees at the same rate.

(2) Directors' interests

(a) Interests in ordinary shares

The interests of the directors in office as at 31 March 2002 in the Company's ordinary shares of 50p each (all of which are beneficial) are shown below at 31 March 2001 and at 31 March 2002.

Directors	As at 31 March 2002	As at 31 March 2001
Charles Gregson – Chairman	**52,873**	70,041
Michael Spencer	**26,102,910**	26,989,902
David Gelber	-	-
Nicholas Cosh	**6,000**	6,000
Declan Kelly	-	-
Robert Knox III	-	-
Donald Marshall	**15,000**	15,000
Stephen McDermott	**10,000**	10,000
William Nabarro	**16,716**	16,716
John Nixon	**7,500**	7,500
Jim Pettigrew	**5,500**	5,500
Paul Zuckerman	**8,590**	7,350

Notes

1 At 31 March 2002 the ICAP Employee Share Ownership Trust, which is a discretionary trust for the benefit of employees (including directors) of the Group, held 1,104,171 shares (2001 – 1,121,293). At 31 March 2002 the Qualifying Employee Share Ownership Trust (QUEST) held options over 1,868,203 ordinary shares of the Company under the SAYE scheme (2001 – 2,027,481). Under paragraph 2 of Schedule 13 of the Companies Act, the executive directors are deemed to be interested in these shares.

2 Mr and Mrs Michael Spencer own approximately 42% of IPGL which in turn owns approximately 98.4% of INHBV. Accordingly Mr and Mrs Spencer are deemed by Schedule 13 of the Companies Act to be interested in all the shares in the Company held by IPGL and INHBV. A Trust fund, of which their children are beneficiaries, holds a further 10,000 shares. David Gelber owns 2.7% and Declan Kelly owns 2.1% of IPGL.

3 The decrease in the interest of Michael Spencer during the year was due to minority shareholders of INHBV exchanging those shareholdings for ICAP shares. It does not represent a diminution in the economic interest of Messrs Spencer, Gelber and Kelly in the share capital of the Company.

4 Robert Knox III is a director of Zions which owns 5.24% of the Company.

5 The board has decided that all contracts or other forms of arrangement whereby a director or other employee governed by the Model Code may become entitled to receive or become obliged to make a payment calculated by reference to the Company's share price or movements thereof should in future be subject to the provisions of the Model Code, so far as the Company is concerned, and that in future any such transactions by directors would also be announced in the same manner as if they were dealings in securities. At 31 March 2002 the following contracts by directors were outstanding: as set out below, David Gelber has 125,000 options under the UESOP. On 10 December 2001 David Gelber entered into a down spread bet on the equivalent of 60,000 ICAP shares at 851.5p. This spread bet was taken out to cover the market risk in the equivalent of 100,000 options after tax. On 12 December 2001 Jim Pettigrew entered into a short contract for differences on the equivalent of 5,500 ICAP shares at a price of 810p. This contract for differences was taken out to cover the market risk on 5,500 ICAP shares. As set out below, Jim Pettigrew has 68,000 options under the UESOP. On 19 December 2001 Jim Pettigrew entered into three down spread bets on the equivalent of 4,500 ICAP shares at 822p, the equivalent of 26,300 ICAP shares at 804p and the equivalent of 10,000 ICAP shares at 802p. These down spread bets were taken out to cover the market risk in the equivalent of 68,000 options after tax. These down spread bets and short contract for differences can be closed by the director at any time while the counterparty may require further margin as necessary. The above directors have indicated that they intend to close the above on exercise of the relevant options.

(b) Options

(i) Company long term incentive schemes

The interests of the directors in options over the Company's shares resulting from the ICAP 1998 Unapproved Share Option Plan (UESOP), the ICAP 2001 Unapproved Company Share Option Plan (UCSOP), the ICAP 1998 Sharesave Scheme (SAYE) and the ICAP Senior Executive Participation Plan (SEEPP) are shown below at 31 March 2001 and 31 March 2002.

(b) Options continued

(i) Company long term incentive schemes continued

	Date of grant	Options held at 31 March 2001	Granted during period	Exercised during period	Options held at 31 March 2002	Exercise period from	Exercise period to	Exercise price (p)	Market price at date of exercise (p)	Notional gain (£)
Executive directors										
Michael Spencer										
UESOP	30.09.99	175,000	-	-	175,000	30.09.02	29.09.09	212.0	-	-
SAYE	17.01.00	9,588	-	-	9,588	01.03.05	31.08.05	176.0	-	-
David Gelber										
UESOP	30.09.99	125,000	-	-	125,000	30.09.02	29.09.09	212.0	-	-
SAYE	17.01.00	5,504	-	-	5,504	01.03.03	31.08.03	176.0	-	-
Stephen McDermott										
UESOP	23.12.98	54,112	-	-	54,112	23.12.01	22.12.08	231.0	-	-
	30.09.99	175,000	-	-	175,000	30.09.02	29.09.09	212.0	-	-
SEEPP	01.06.99	21,566	-	-	21,566	01.06.02	31.05.09	155.0	-	-
UCSOP	31.05.01	-	150,000	-	150,000	31.05.04	30.05.11	501.5	-	-
Jim Pettigrew										
UESOP	30.09.99	68,000	-	-	68,000	30.09.02	29.09.09	212.0	-	-
SAYE	17.01.00	5,504	-	-	5,504	01.03.03	31.08.03	176.0	-	-
UCSOP	31.05.01	-	50,000	-	50,000	31.05.04	30.05.11	501.5	-	-
Non-executive directors										
Declan Kelly										
UESOP	30.09.99	100,000	-	-	100,000	30.09.02	29.09.09	212.0	-	-
SAYE	17.01.00	5,504	-	-	5,504	01.03.03	31.08.03	176.0	-	-

Notes

1 Charles Gregson, Nicholas Cosh, Robert Knox III, Donald Marshall, William Nabarro, John Nixon and Paul Zuckerman have no interest in ICAP shares under any of these schemes.

2 All option figures shown at 31 March 2002 remained unchanged at 28 May 2002.

3 At the close of business on Thursday, 28 March 2002 the market price of the Company's ordinary shares was 805p per share and during the year fluctuated in the range 469p to 892.5p per share.

4 Declan Kelly was granted options at a time when he was an executive director and therefore eligible to participate and be granted options under the UESOP and SAYE schemes.

(ii) United long term incentive schemes

The interests of the directors in options over the Company's shares resulting from United schemes are shown below at 31 March 2001 and 31 March 2002.

	Date of grant	Options held at 31 March 2001	Granted during period	Exercised during period	Options held at 31 March 2002	Exercise period from	Exercise period to	Exercise price (p)
Executive directors								
Charles Gregson								
Executive schemes	17.11.98	12,480	-	-	12,480	17.11.98	13.10.04	nil
SEEPP	17.11.98	3,356	-	-	3,356	16.09.00	29.06.07	nil
Match		3,356	-	-	3,356	16.09.00	29.06.07	nil
SAYE	17.11.98	259	-	259	-	01.02.02	01.08.02	nil
Stephen McDermott								
SEEPP	17.11.98	4,993	-	-	4,993	20.09.00	02.04.05	nil
Match		2,495	-	-	2,495	20.09.00	02.04.05	nil

Note

ICAP options cannot be exercised independently from United options and have, therefore, been shown at a nil exercise price

By order of the committee

E.C. Pank
Secretary to the committee

Independent Auditors' Report

We have audited the Financial Statements on pages 28 to 61 which have been prepared under the historical cost convention and the accounting policies set out on pages 34 to 36.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Financial Statements. As described on page 16, this includes responsibility for preparing the Financial Statements, in accordance with applicable United Kingdom accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and our profession's ethical guidance.

We report to you our opinion as to whether the Financial Statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements.

We review whether the statement on pages 17 to 19 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Financial Services Authority, and we report if it does not. We are not required to consider whether the directors' statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we consider necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the Financial Statements.

Opinion In our opinion, the Financial Statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London
28 May 2002

Consolidated Profit and Loss Account

	Note	Year ended 31 March 2002 Before goodwill amortisation and exceptional items £m	Goodwill amortisation £m	Exceptional items (note 3) £m	Total £m
Turnover including share of joint ventures	2	551.7	–	–	**551.7**
Less share of joint ventures' turnover		(23.8)	–	–	**(23.8)**
Group turnover		527.9	–	–	**527.9**
Operating expenses		(447.8)	(6.3)	(7.0)	**(461.1)**
Group operating profit		80.1	(6.3)	(7.0)	**66.8**
Share of operating profit of joint ventures and associates		5.8	(1.9)	(3.5)	**0.4**
Total operating profit		85.9	(8.2)	(10.5)	**67.2**
Net profit/(loss) on disposal of fixed assets					
– tangible fixed assets written off		–	–	(7.3)	**(7.3)**
– profit on sale of investments		–	–	32.1	**32.1**
Net loss on termination and disposal of operations		–	–	(2.2)	**(2.2)**
Amounts written off investments		–	–	(6.7)	**(6.7)**
Profit before interest	2	85.9	(8.2)	5.4	**83.1**
Net interest receivable/(payable)	7	3.2	–	(2.5)	**0.7**
Profit on ordinary activities before taxation		89.1	(8.2)	2.9	**83.8**
Taxation on profit on ordinary activities	8	(30.5)	–	0.2	**(30.3)**
Profit on ordinary activities after taxation		58.6	(8.2)	3.1	**53.5**
Minority interests – equity		(1.1)	–	–	**(1.1)**
Profit for the financial year		57.5	(8.2)	3.1	**52.4**
Dividends	9	(23.8)	–	–	**(23.8)**
Retained profit for the financial year		33.7	(8.2)	3.1	**28.6**
Earnings per share					
– basic	10				52.8p
– diluted	10				51.7p
– adjusted	10	58.0p			

The Group's results are derived wholly from continuing operations.

There is no difference between the profit on ordinary activities before taxation and the retained profit for the years stated above and their historical cost equivalents.

Year ended 31 March 2001			
Before goodwill amortisation and exceptional items £m	Goodwill amortisation £m	Exceptional items (note 3) £m	Total £m
495.0	–	–	495.0
(22.4)	–	–	(22.4)
472.6	–	–	472.6
(405.4)	(5.6)	–	(411.0)
67.2	(5.6)	–	61.6
4.9	(0.2)	–	4.7
72.1	(5.8)	–	66.3
–	–	–	–
–	–	1.7	1.7
–	–	(1.3)	(1.3)
–	–	(3.0)	(3.0)
72.1	(5.8)	(2.6)	63.7
3.5	–	–	3.5
75.6	(5.8)	(2.6)	67.2
(25.6)	–	(0.5)	(26.1)
50.0	(5.8)	(3.1)	41.1
(1.0)	–	–	(1.0)
49.0	(5.8)	(3.1)	40.1
(19.9)	–	–	(19.9)
29.1	(5.8)	(3.1)	20.2
			40.4p
			39.9p
49.4p			

Consolidated Balance Sheet

	Note	As at 31 March 2002 £m	As at 31 March 2001 £m
Fixed assets			
Intangible assets	11	**42.8**	43.3
Tangible assets	12	**28.3**	28.2
Investments			
– Investments in joint ventures	13		
Share of gross assets		**10.2**	10.8
Share of gross liabilities		**(4.1)**	(4.7)
Goodwill arising on acquisition		**1.0**	1.1
		7.1	7.2
– Investments in associates	13	**5.7**	11.2
– Investments in own shares	13	**2.0**	2.4
– Other investments	13	**5.6**	13.6
		20.4	34.4
		91.5	105.9
Current assets			
Debtors	16	**1,411.2**	956.6
Investments	17	**11.9**	3.3
Cash at bank and in hand		**155.8**	124.4
		1,578.9	1,084.3
Creditors: amounts falling due within one year	18	**(1,454.5)**	(1,000.1)
Net current assets		**124.4**	84.2
Total assets less current liabilities		**215.9**	190.1
Creditors: amounts falling due after more than one year	19	**(10.3)**	(11.0)
Provisions for liabilities and charges	21	**(9.2)**	(8.7)
Net assets	2	**196.4**	170.4
Capital and reserves			
Called up share capital	24	**50.2**	50.1
Share premium account	26	**9.4**	8.6
Other reserves	26	**36.9**	37.0
Profit and loss account	26	**92.0**	66.3
Shareholders' funds – equity		**188.5**	162.0
Minority interests – equity		**7.9**	8.4
		196.4	170.4

Approved by the board on 28 May 2002 and signed on its behalf by:

Michael Spencer
Group Chief Executive Officer

Jim Pettigrew
Group Finance Director

Consolidated Statement of Total Recognised Gains and Losses

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Profit for the financial year	52.4	40.1
Adjustments to reserves		
– Exchange adjustments on net investments in overseas undertakings	(2.3)	5.0
– Exchange adjustments on foreign currency borrowings	(0.1)	(1.6)
Total recognised gains and losses for the year	50.0	43.5

Reconciliation of Movements in Consolidated Shareholders' Funds

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Opening shareholders' funds	162.0	138.2
Movements during the year		
Total recognised gains and losses for the year	50.0	43.5
Other movements		
– Dividends	(23.8)	(19.9)
– Shares issued, net of issue costs	0.3	0.2
Closing shareholders' funds	188.5	162.0

Consolidated Cash Flow Statement

	Note	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Cash inflow from operating activities			
Before operating exceptional items	31	82.7	74.6
Operating exceptional items paid		(3.2)	–
		79.5	74.6
Dividends received from joint ventures and associates		1.6	1.1
Returns on investments and servicing of finance			
Interest received from third parties		4.4	5.2
Interest paid to third parties		(3.3)	(1.2)
Interest element of finance lease rental payments		–	(0.1)
Dividends paid to minority interests		(1.0)	(0.5)
		0.1	3.4
Taxation			
UK Corporation Tax paid		(13.6)	(7.5)
Overseas tax paid		(8.2)	(4.7)
		(21.8)	(12.2)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(21.9)	(15.1)
Receipts from sale of tangible fixed assets		0.4	0.7
Insurance proceeds in respect of tangible fixed assets		2.8	–
Payments to acquire fixed asset investments		(10.1)	(11.1)
Receipts from sale of fixed asset investments		41.7	3.2
		12.9	(22.3)
Acquisitions and disposals			
Acquisition of interests in businesses		(9.8)	(17.0)
Cash held by subsidiaries acquired		3.6	3.4
Disposal of interests in businesses		(1.0)	(3.3)
		(7.2)	(16.9)
Equity dividends paid		(20.8)	(16.5)
Management of liquid resources			
(Purchase)/sale of current asset investments		(8.6)	0.7
Financing			
Proceeds from issue of ordinary shares		0.3	0.2
Repayment of bank loans		–	(7.8)
Repayment of other short-term loans from third parties		–	(1.7)
Drawdown of other long-term loans from third parties		–	1.1
Capital element of finance lease rental payments		(0.7)	(0.4)
		(0.4)	(8.6)
Increase in cash in the year	31	35.3	3.3

Company Balance Sheet

	Note	As at 31 March 2002 £m	As at 31 March 2001 £m
Fixed assets			
Investments in subsidiary undertakings	13	**103.2**	103.2
Investments in own shares	13	**1.8**	2.0
		105.0	105.2
Current assets			
Debtors	16	**24.5**	24.3
Cash at bank and in hand		**0.2**	–
		24.7	24.3
Creditors: amounts falling due within one year	18	**(44.2)**	(49.5)
Net current liabilities		**(19.5)**	(25.2)
Net assets		**85.5**	80.0
Capital and reserves			
Called up share capital	24	**50.2**	50.1
Share premium account	26	**9.4**	8.6
Other reserves	26	**0.1**	0.1
Profit and loss account	26	**25.8**	21.2
Shareholders' funds – equity		**85.5**	80.0

Approved by the board on 28 May 2002 and signed on its behalf by:

Michael Spencer — Group Chief Executive Officer

Jim Pettigrew — Group Finance Director

Notes to the Financial Statements

1 Principal accounting policies

(a) Basis of preparation

The Financial Statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The Group has adopted the provisions of FRS 18 "Accounting policies" and FRS 19 "Deferred tax", neither of which resulted in any significant impact upon the reported results of the Group. The Group has also adopted the transitional arrangements of FRS 17 "Retirement benefits" which require additional disclosure only.

(b) Basis of consolidation

The Group's consolidated Financial Statements comprise the Financial Statements of the Company and its subsidiary undertakings. Details of the Group's principal subsidiaries are given on pages 60 and 61.

Unless stated otherwise, business combinations are accounted for by the acquisition method of accounting whereby the Group's results include the results of acquired or disposed businesses from the effective date of acquisition or disposal.

In the Group's consolidated Financial Statements, joint ventures and associates are accounted for under the equity method whereby the Group's profit and loss account includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets.

(c) Goodwill

Goodwill arises upon the acquisition of subsidiary and associated undertakings and joint ventures and represents the cost of the acquisition in excess of the fair value of the Group's share of the net assets acquired. Fair values are determined based upon an assessment of the value of the individual assets and liabilities acquired, including reference to market prices where relevant.

For acquisitions prior to 1 January 1998, goodwill was written off directly to reserves. The transitional arrangements of FRS 10 "Goodwill and intangible assets" allow this goodwill to remain eliminated. Goodwill not previously recognised in the profit and loss account is taken into account when calculating the profit or loss on the subsequent disposal or termination of acquired businesses.

For acquisitions on or after 1 January 1998, goodwill is capitalised and amortised to the profit and loss account on a straight line basis over its useful economic life. The useful economic life of the goodwill is determined at the time of the acquisition by considering the nature of the business acquired, the economic environment in which it operates and the period of time over which the Group expects to derive value from the purchase of the business, and is typically not more than ten years.

Goodwill arising on the acquisition of subsidiary undertakings is shown within intangible fixed assets. Goodwill arising on the acquisition of joint ventures and associates is included within their carrying value.

(d) Turnover

Turnover comprises commission and brokerage income derived from broking services supplied to third parties and fees for the provision of financial information. For agency trades and the sale of information, turnover is stated net of rebates and discounts, value added tax and other sales taxes
To represent the substance of matched principal services provided by the Group, where it acts as principal for the simultaneous purchase and sale of securities to third parties, commission income represents the differential between the consideration received on the sale of the security and its purchase.

(e) Tangible fixed assets

Tangible fixed assets are stated at historical cost less provision for any impairment in their values and are depreciated on a straight line basis over their expected useful economic lives as follows:

Short leasehold property	Period of lease
Furniture, fixtures and equipment	3 – 5 years
Motor vehicles	3 – 4 years

Software development costs are capitalised and amortised on a straight line basis over 3 years.

The Group selects its depreciation rates carefully and reviews them to take account of any changes in circumstances. These rates are determined upon consideration of factors such as the expected rate of technological development and anticipated usage levels. Depreciation is charged against assets from the date at which the Group begins to derive economic benefit from the asset.

When a leasehold property becomes surplus to the Group's foreseeable business requirements, provision is made on a discounted basis for the expected future net cost of the property.

(f) Leased assets

Assets held under finance leases are capitalised as tangible fixed assets and the corresponding capital element of the future lease rentals is included within creditors. The interest element of the lease rentals payable during the year is charged to the profit and loss account.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the lease term.

(g) Fixed asset investments

(i) Subsidiary undertakings

An undertaking is regarded as a subsidiary undertaking if the Group has control over its operating and financial policies.

In the Company's Financial Statements, investments in subsidiary undertakings are stated at historical cost less provision for any impairment in their values.

(ii) Joint ventures and associates

An undertaking is regarded as a joint venture if the Group has joint control over its operating and financial policies and an associate if the Group holds a participating interest and has significant influence, but not control, over its operating and financial policies. Significant influence will generally exist where the Group holds more than 20% and less than 50% of the shareholders' voting rights.

(iii) Other investments

Other fixed asset investments are stated at historical cost less provision for any impairment in their values.

(h) Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to an impairment review if there are events or changes in circumstances that indicate that the carrying value of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the net book value of the fixed asset or goodwill with its recoverable amount (the higher of net realisable value and value in use). Net realisable value represents the amount at which the asset could be sold. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset's continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying value of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the year in which it occurs.

(i) Matched principal business

Certain Group companies are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. Such trades are complete only when both sides of the deal are settled, and so the Group is exposed to risk in the event that one side of the transaction remains unmatched. Substantially all the transactions settle within a short period of time and the settlement risk is considered to be minimal. In order to reflect the substance of these transactions, the amounts due to and payable by counterparties in respect of matched principal business expected to settle in the normal course of trading are offset and the net amount is included in trade debtors. For information purposes, the gross amounts are disclosed in note 16.

Outstanding transactions which have gone beyond settlement date (initially unsettled transactions) and where neither side of the transaction has settled are shown gross and are included in trade debtors and trade creditors in notes 16 and 18. Transactions where one side has settled but the other remains outstanding (unmatched transactions) are also shown as the gross amount on the balance sheet in either trade debtors or trade creditors with the corresponding amount included as a cash movement.

(j) Stock lending transactions

Certain Group companies are involved in collateralised stock lending transactions as an intermediary between counterparties. Although the legal form of such transactions is that the securities broker acts as principal on both sides of the transaction, the substance of the transaction is that the Group companies involved act as intermediaries and assume minimal risk. Accordingly, the deposits paid and received for securities borrowed and loaned have been offset and only the net amount is included in debtors and creditors. For information purposes, the gross amounts are disclosed in notes 16 and 18.

(k) Current asset investments

Current asset investments are stated at the lower of cost and net realisable value. The net realisable value for the traded investments is based upon readily ascertainable market prices.

Notes to the Financial Statements

1 Principal accounting policies continued

(l) Pension costs

Defined contribution pension costs charged to the profit and loss account represent employer's contributions payable in respect of the year. Defined benefit pension costs are charged to the profit and loss account on a systematic basis over the service lives of the eligible employees in accordance with the advice of qualified actuaries.

Certain assumptions and estimates are made in order to value the Group's defined benefit pension schemes and these are disclosed in note 28.

(m) Employee share ownership trusts

Investments in own shares held in connection with the Group's employee share schemes are treated as assets of the sponsoring company until such time as they vest unconditionally in the participating employees. Any excess of the cost of the shares to the trust over the exercise price of the options granted over them is amortised to the profit and loss account over the period of service in respect of which the participating employees are awarded the options.

(n) Deferred taxation

Deferred tax is recognised as an asset or a liability if transactions have occurred at the balance sheet date that give rise to a right to pay less taxation in the future or an obligation to pay more taxation in the future. An asset is not recognised to the extent that the transfer of economic benefits in the future is uncertain. Deferred tax assets and liabilities which are recognised are not discounted.

No provision is made in respect of any further taxation liability that would arise on the distribution of retained earnings of overseas subsidiary undertakings, joint ventures and associates.

(o) Foreign currencies

At entity level, transactions denominated in foreign currencies are translated into sterling at the exchange rate ruling on the date the transaction is recorded. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rate ruling at the balance sheet date. Exchange differences are taken to the profit and loss account.

On consolidation, the results of overseas businesses are translated into sterling at the average exchange rate for the year and their assets and liabilities are translated into sterling at the exchange rate ruling at the balance sheet date. Exchange differences arising on translating the net assets and liabilities of overseas businesses and, to the extent permitted by SSAP 20 "Foreign currency translation", exchange differences on foreign currency borrowings taken out to hedge investments in overseas businesses are taken directly to reserves.

In the cash flow statement, cash flows denominated in foreign currencies are translated into sterling at the average exchange rate for the year.

(p) Financial instruments

Foreign exchange contracts are used to hedge foreign exchange exposures both on assets and liabilities recognised in the Financial Statements and forecast receipts and payments denominated in foreign currencies. Gains and losses on foreign currency contracts are offset against the exchange differences arising on the hedged assets and liabilities. Where a contract is a hedge against future transactions, gains and losses on the contract are deferred until the transaction is recognised in the Financial Statements.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the term of the instrument as an adjustment to interest receivable or payable on the hedged assets or liabilities.

Underlying principal amounts and unrecognised gains and losses of financial instruments used for hedging purposes outstanding at 31 March 2002 are disclosed in note 22 to the Financial Statements.

(q) Debt provisioning

Provisions are made for specific debts when it is considered that the credit-worthiness of the debtor has deteriorated such that the recovery of all or part of a debt is in serious doubt.

A general provision is made in respect of potential losses which are judged to be present in debtor balances at the balance sheet date, but which will not be identified as such until some time in the future. The level of provision is based upon the previous experience of such losses in the Group and is reviewed on a periodic basis. The accuracy of the provision is periodically assessed against any actual losses that have arisen. All provisions are recorded within operating expenses in the profit and loss account.

2 Segmental information

(a) Turnover

Analysis by activity

	Year ended 31 March 2002			Year ended 31 March 2001		
	Group £m	Joint ventures £m	Total £m	Group £m	Joint ventures £m	Total £m
Securities broking	**257.6**	**4.8**	**262.4**	233.0	3.5	236.5
Derivatives and money broking	**251.0**	**19.0**	**270.0**	226.8	18.9	245.7
Electronic broking	**7.3**	**–**	**7.3**	2.8	–	2.8
Information services	**12.0**	**–**	**12.0**	10.0	–	10.0
	527.9	**23.8**	**551.7**	472.6	22.4	495.0

Analysis by geographic location

	Group £m	Joint ventures £m	Total £m	Group £m	Joint ventures £m	Total £m
Americas	**204.8**	**14.0**	**218.8**	186.3	14.0	200.3
Europe	**270.2**	**9.8**	**280.0**	246.6	8.4	255.0
Asia Pacific	**52.9**	**–**	**52.9**	39.7	–	39.7
	527.9	**23.8**	**551.7**	472.6	22.4	495.0

The geographic analysis presented above shows the Group's turnover by origin. There is no material difference between the Group's turnover by origin and its turnover by destination.

(b) Profit before interest

Analysis by activity

	Year ended 31 March 2002			Year ended 31 March 2001		
	Group £m	Joint ventures and associates £m	Total £m	Group £m	Joint ventures and associates £m	Total £m
Securities broking	**28.0**	**0.5**	**28.5**	25.8	0.3	26.1
Derivatives and money broking	**49.6**	**5.6**	**55.2**	35.6	4.8	40.4
Electronic broking	**(11.6)**	**(2.2)**	**(13.8)**	(6.5)	(0.4)	(6.9)
Information services	**7.8**	**–**	**7.8**	6.7	–	6.7
	73.8	**3.9**	**77.7**	61.6	4.7	66.3
Exceptional items (note 3)			**5.4**			(2.6)
Total			**83.1**			63.7

Analysis by geographic location

	Group £m	Joint ventures and associates £m	Total £m	Group £m	Joint ventures and associates £m	Total £m
Americas	**17.0**	**(0.9)**	**16.1**	18.0	2.0	20.0
Europe	**51.2**	**3.1**	**54.3**	39.1	2.3	41.4
Asia Pacific	**5.6**	**1.7**	**7.3**	4.5	0.4	4.9
	73.8	**3.9**	**77.7**	61.6	4.7	66.3
Exceptional items (note 3)			**5.4**			(2.6)
Total			**83.1**			63.7

The above analysis of profit before interest includes goodwill amortisation of £8.2m (2001 – £5.8m).

Notes to the Financial Statements

2 Segmental information continued

(c) Net assets

Analysis by activity	Year ended 31 March 2002			Year ended 31 March 2001		
	Group £m	Joint ventures and associates £m	Total £m	Group £m	Joint ventures and associates £m	Total £m
Securities broking	83.3	0.4	83.7	65.3	1.9	67.2
Derivatives and money broking	77.3	11.4	88.7	56.2	9.2	65.4
Electronic broking	(7.4)	1.0	(6.4)	(2.3)	7.3	5.0
Information services	8.0	–	8.0	7.4	–	7.4
Holding companies	22.4	–	22.4	25.4	–	25.4
	183.6	12.8	196.4	152.0	18.4	170.4

Analysis by geographic location	Group £m	Joint ventures and associates £m	Total £m	Group £m	Joint ventures and associates £m	Total £m
Americas	47.7	5.1	52.8	53.3	12.5	65.8
Europe	122.9	6.3	129.2	87.1	5.2	92.3
Asia Pacific	13.0	1.4	14.4	11.6	0.7	12.3
	183.6	12.8	196.4	152.0	18.4	170.4

3 Exceptional items

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Operating exceptional items (a)		
Operating expenses relating to the World Trade Center disaster	(16.1)	–
Business interruption insurance proceeds received	9.1	–
	(7.0)	–
Exceptional goodwill written off relating to Blackbird	(3.5)	–
	(10.5)	–
Non-operating exceptional items (b)		
Net profit/(loss) on disposal of fixed assets		
– Tangible fixed assets written off	(10.1)	–
– Insurance proceeds received	2.8	–
	(7.3)	–
– Profit on sale of investments	32.1	1.7
Net loss on termination and disposal of operations	(2.2)	(1.3)
Other exceptional items		
Amounts written off investments (c)	(6.7)	(3.0)
Exceptional items included in profit before interest	5.4	(2.6)
Interest paid (d)	(2.5)	–
Taxation (e)	0.2	(0.5)
Total exceptional profits/(losses)	3.1	(3.1)

(a) Operating exceptional items

Operating exceptional items recognised during the year ended 31 March 2002 were:

- operating expenses of £16.1m in connection with the World Trade Center disaster. These principally consist of costs incurred in restoring the business, including the reinstatement of the Group's systems and data together with certain incremental employee related costs;
- proceeds from the business interruption insurance policy of £9.1m;
- exceptional goodwill written off following an impairment review of Blackbird (note 13).

There were no operating exceptional items recognised during the year ended 31 March 2001.

(b) Non-operating exceptional items

Non-operating exceptional items recognised during the year ended 31 March 2002 were:

- a loss of £10.1m in respect of the write off of tangible fixed assets located in the World Trade Center (note 12) less insurance proceeds received by 31 March 2002 of £2.8m;
- a profit of £32.1m on the sale of shares in The London Stock Exchange, LIFFE and the Deutsche Börse;
- a net loss on the termination and disposal of operations of £2.2m comprising the closure of the retail gilts business in the UK, the closure of a Canadian joint venture operation, the closure of the Paris office and the sale of Harlow Meyer Savage (Luxembourg) SA.

Non-operating exceptional items recognised during the year ended 31 March 2001 were:

- a net gain on the disposal of fixed assets of £1.7m comprising a profit of £1.4m on the sale of a seat on the New York Stock Exchange and a net gain of £0.3m on the sale of other fixed asset investments;
- a net loss of £1.3m on the termination of operations comprising a loss of £1.5m on the closure of Intercapital CMS (Switzerland) Limited and a profit of £0.2m on the closure of Ueda Garban Limited.

(c) Amounts written off investments

Amounts written off investments relates to an impairment of the investment in MoneyLine of £6.7m (2001 – £3.0m) (note 13).

(d) Interest paid

An interest charge of £2.5m (2001 – £nil) was the result of the temporary additional funding required to fund unmatched trades following the World Trade Center disaster (note 7).

(e) Taxation

A taxation credit of £0.2m (2001 – charge of £0.5m) arose on the exceptional items for the year (note 8).

(f) Segmental analysis of exceptional items included in profit before interest

Analysis by activity

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Securities broking	**16.3**	1.4
Derivatives and money broking	**0.1**	(1.0)
Electronic broking	**(11.0)**	(3.0)
	5.4	(2.6)

Analysis by geographic location

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Americas	**(23.4)**	(1.6)
Europe	**28.8**	(1.5)
Asia Pacific	**–**	0.5
	5.4	(2.6)

Notes to the Financial Statements

4 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Amortisation of intangible fixed assets		
– Subsidiaries	**6.3**	5.6
– Joint ventures and associates (including £3.5m exceptional goodwill (2001 – £nil))	**5.4**	0.2
Amortisation of the cost of own shares	**0.5**	0.1
Depreciation of tangible fixed assets	**10.9**	8.8
Operating lease rentals		
– Property	**5.2**	7.9
– Plant and equipment	**0.3**	0.5
Auditors' remuneration		
– Audit fees	**1.0**	1.0
– Other UK services	**1.6**	1.0
– Other overseas services	**1.9**	0.1

Auditors' remuneration for other services primarily relates to tax services in the UK and overseas of £1.7m (2001 – £1.0m) and assistance in respect of the reinstatement of data and systems in New York, following the World Trade Center disaster of £1.7m (2001 – £nil).

Auditors' remuneration in respect of the Company was borne by subsidiary undertakings.

5 Employee information

(a) Analysis of employee costs

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Salaries (including bonuses)	**297.7**	259.8
Social security costs	**20.5**	17.4
Pension costs		
– Defined contribution schemes	**4.5**	7.8
	322.7	285.0

(b) Number of employees

Analysis by activity	Average		Year end	
	Year ended 31 March 2002	Year ended 31 March 2001	As at 31 March 2002	As at 31 March 2001
Securities broking	**1,054**	1,056	**1,090**	1,055
Derivatives and money broking	**1,013**	1,025	**1,050**	947
Electronic broking	**43**	34	**47**	41
Information services	**22**	16	**21**	14
	2,132	2,131	**2,208**	2,057

Analysis by geographic location				
Americas	**704**	730	**735**	692
Europe	**1,095**	1,094	**1,145**	1,043
Asia Pacific	**333**	307	**328**	322
	2,132	2,131	**2,208**	2,057

6 Directors' remuneration

A detailed explanation and analysis of the remuneration of each of the Company's directors and their interests in the Company's shares is set out in the Remuneration Committee Report on pages 20 to 26.

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Aggregate emoluments		
– Fees	**0.4**	0.4
– Salaries	**1.1**	1.2
– Bonuses	**3.7**	2.9
– Other benefits	**0.1**	0.1
	5.3	4.6
Sums paid to third parties for directors' services	**0.5**	0.4
Employers' contribution to pension schemes	**0.1**	0.1

7 Net interest receivable/(payable)

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Interest receivable and similar income		
– Bank deposits	**4.1**	4.9
– Income from investments	**0.3**	0.3
	4.4	5.2
Interest payable and similar charges		
– Bank loans and overdrafts	**(0.8)**	(1.2)
– Interest element of finance lease rentals	**–**	(0.1)
– Unwinding of discount on provisions (note 21)	**(0.4)**	(0.4)
	(1.2)	(1.7)
Net interest receivable before exceptional interest	**3.2**	3.5
Exceptional interest paid (note 3)	**(2.5)**	–
Net interest receivable	**0.7**	3.5

Notes to the Financial Statements

8 Taxation on profit on ordinary activities

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Current taxation		
UK Corporation Tax at 30.0% (2001 – 30.0%)		
– Current year	**18.3**	15.8
– Double tax relief	**(0.5)**	(2.2)
– Adjustment to prior years	**(0.5)**	1.4
Overseas taxation		
– Current year	**10.5**	11.6
– Adjustment to prior years	**(0.3)**	(1.1)
	27.5	25.5
Deferred taxation (note 20)	**(0.4)**	(1.4)
	27.1	24.1
Share of taxation of joint ventures and associates	**3.2**	2.0
	30.3	26.1

The Group's UK tax charge is stated after taking into account the tax effect of exceptional items which reduced the Group's tax charge by £0.2m (2001 – increase of £0.5m). The Group's share of taxation of joint ventures is £2.1m (2001 – £1.6m) and of associates is £1.1m (2001 – £0.4m).

The Group's UK tax charge for the year ended 31 March 2002 exceeds the UK statutory rate and can be reconciled as follows:

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Profit on ordinary activities before tax	**83.8**	67.2
Profit on ordinary activities at the standard rate of Corporation Tax in the UK of 30.0% (2001 – 30.0%)	**25.1**	20.2
Expenses not deductible for tax purposes	**5.4**	9.4
Depreciation in excess of/(less than) capital allowances	**3.1**	(2.4)
Other timing differences not tax effected	**(1.6)**	(2.5)
Adjustments in respect of foreign tax rates	**1.8**	(0.7)
Utilisation of (capital gains)/capital losses	**(3.4)**	0.9
Adjustment to tax in respect of prior year	**(0.8)**	0.3
Adjustments in respect of joint ventures and associates	**0.8**	0.5
Other	**(0.1)**	0.4
Actual tax charge as above	**30.3**	26.1

9 Dividends

Dividends in respect of ordinary shares:	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Interim dividend of 6.0p per share (2001 – 5.0p per share)	**5.9**	5.0
Final dividend (proposed) of 18p per share (2001 – 15p per share)	**17.9**	14.9
	23.8	19.9

10 Earnings per share

Basic earnings per share is calculated by dividing the profit for the financial year of £52.4m (2001 – £40.1m) by the weighted average number of ordinary shares in issue during the year of 99.2m shares (2001 – 99.1m).

The weighted average number of ordinary shares in issue excludes the weighted average number of shares held by trusts relating to employee share schemes to which the participating employees are not unconditionally entitled, being 1.1m shares (2001 – 1.1m).

Diluted earnings per share takes into account the dilutive effect of share options outstanding under the Company's employee share schemes (see note 25).

	Year ended 31 March 2002			Year ended 31 March 2001		
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m	Shares millions	Earnings per share pence
Basic	**52.4**	**99.2**	**52.8**	40.1	99.1	40.4
Dilutive effect of share options	**–**	**2.2**	**(1.1)**	–	1.4	(0.5)
Diluted	**52.4**	**101.4**	**51.7**	40.1	100.5	39.9

Adjusted earnings per share is based on earnings before goodwill amortisation and exceptional items (and their tax effects) and is presented in order to assist in the understanding of the underlying performance of the Group's businesses.

	Year ended 31 March 2002			Year ended 31 March 2001		
	Earnings £m	Shares millions	Earnings per share pence	Earnings £m	Shares millions	Earnings per share pence
Basic	**52.4**	**99.2**	**52.8**	40.1	99.1	40.4
Goodwill amortisation	**8.2**	**–**	**8.3**	5.8	–	5.9
Exceptional items (note 3)	**(2.9)**	**–**	**(2.9)**	2.6	–	2.6
Taxation on exceptional items (note 8)	**(0.2)**	**–**	**(0.2)**	0.5	–	0.5
Adjusted	**57.5**	**99.2**	**58.0**	49.0	99.1	49.4

11 Intangible fixed assets

	Goodwill £m
Cost	
As at 1 April 2001	56.0
Additions (note 14)	5.8
As at 31 March 2002	**61.8**
Amortisation	
As at 1 April 2001	12.7
Charge for the year	6.3
As at 31 March 2002	**19.0**
Net book value	
As at 31 March 2002	**42.8**
As at 31 March 2001	43.3

Goodwill stated above represents goodwill arising on the acquisition of subsidiary undertakings completed on or after 1 January 1998, of which £32.6m (2001 – £37.5m) relates to Exco's acquisition of the Intercapital companies in October 1998.

Notes to the Financial Statements

12 Tangible fixed assets

	Short leasehold property £m	Furniture, fixtures and equipment £m	Motor vehicles £m	Total £m
Cost				
As at 1 April 2001	10.4	80.5	0.9	91.8
Additions	0.1	21.6	0.2	21.9
Exceptional amounts written off	(7.8)	(31.4)	–	(39.2)
Disposals	(1.0)	(4.3)	(0.2)	(5.5)
Exchange adjustments	0.1	(0.8)	–	(0.7)
As at 31 March 2002	**1.8**	**65.6**	**0.9**	**68.3**
Depreciation				
As at 1 April 2001	6.6	56.5	0.5	63.6
Charge for the year	0.1	10.6	0.2	10.9
Exceptional amounts written off	(4.2)	(24.9)	–	(29.1)
Disposals	(1.0)	(3.8)	(0.1)	(4.9)
Exchange adjustments	0.1	(0.6)	–	(0.5)
As at 31 March 2002	**1.6**	**37.8**	**0.6**	**40.0**
Net book value				
As at 31 March 2002	**0.2**	**27.8**	**0.3**	**28.3**
As at 31 March 2001	3.8	24.0	0.4	28.2

Additions during the year include £5.0m in respect of the replacement of assets destroyed as a result of the World Trade Center disaster.

13 Fixed asset investments

(a) Group

	Joint ventures £m	Associates £m	Own shares £m	Other investments £m	Total £m
Cost					
As at 1 April 2001	7.3	11.4	2.7	19.2	40.6
Additions	–	0.9	0.1	7.7	8.7
Disposals	(0.7)	–	–	(8.5)	(9.2)
Reclassification to subsidiary undertakings	(2.0)	–	–	–	(2.0)
Reclassification from other investments	0.1	0.4	–	(0.5)	–
Share of profit/(loss) for the financial year	3.5	(0.9)	–	–	2.6
Dividends received	(0.9)	(0.5)	–	–	(1.4)
As at 31 March 2002	**7.3**	**11.3**	**2.8**	**17.9**	**39.3**
Provisions					
As at 1 April 2001	0.1	0.2	0.3	5.6	6.2
Impairment losses recognised	–	3.6	–	6.7	10.3
Amortisation for the year	0.1	1.8	0.5	–	2.4
As at 31 March 2002	**0.2**	**5.6**	**0.8**	**12.3**	**18.9**
Net book value					
As at 31 March 2002	**7.1**	**5.7**	**2.0**	**5.6**	**20.4**
As at 31 March 2001	7.2	11.2	2.4	13.6	34.4

The Group's principal subsidiary undertakings, joint ventures and associates are listed on pages 60 to 61. Information on significant acquisitions and disposals during the year is set out in notes 14 and 15.

Joint ventures and associates

During the year the Group carried out impairment reviews of its associates Blackbird and Garban Argentina SA which were written off. Nittan AP (Singapore) Private Limited was reclassified from other investments to an associate.

Own shares

As explained below, own shares represent shares held in trust in connection with the Group's employee share schemes.

Other investments

Other investments represent sundry trade investments, principally in the shares of unlisted companies that are not treated as subsidiaries, joint ventures or associates.

In the year ended 31 March 2002 the Group purchased 784,646 shares in LIFFE for £5.3m bringing the Group's total holding to 1,227,562 shares. Following the acquisition of LIFFE by Euronext N.V. the Group received £22.4m as consideration for its investment and the profit of £14.8m is included in exceptional items (note 3).

During the year the Group's investment in MoneyLine was subject to an impairment review and was fully written down.

(b) Company

	Subsidiary undertakings £m	Own shares £m	Total £m
Cost			
As at 1 April 2001	103.2	2.3	105.5
Additions	–	0.1	0.1
As at 31 March 2002	**103.2**	**2.4**	**105.6**
Provisions			
As at 1 April 2001	–	0.3	0.3
Amortisation for the year	–	0.3	0.3
As at 31 March 2002	**–**	**0.6**	**0.6**
Net book value			
As at 31 March 2002	**103.2**	**1.8**	**105.0**
As at 31 March 2001	103.2	2.0	105.2

Own shares represent shares held in trust in connection with the Group's employee share schemes. As at 31 March 2002, these trusts held 1,104,171 (2001 – 1,121,293) of the Company's ordinary shares of 50p each which had an aggregate market value of £8.9m (2001 – £5.4m). All expenses incurred by the trusts are charged to the Company's profit and loss account on an accruals basis.

The Company's principal subsidiary undertakings are listed on pages 60 to 61.

Notes to the Financial Statements

14 Acquisitions

	Garban Ireland Limited			Other		
	Book value £m	Fair value adjustment £m	Fair value £m	subsidiaries Book value* £m	Total subsidiaries £m	Total associates £m
Tangible fixed assets	–	–	–	0.2	**0.2**	–
Current assets	0.2	1.5	1.7	3.9	**5.6**	–
Total assets	0.2	1.5	1.7	4.1	**5.8**	–
Current liabilities	(0.1)	–	(0.1)	(1.8)	**(1.9)**	–
Net assets	0.1	1.5	1.6	2.3	**3.9**	–
Consideration			1.6	8.1	**9.7**	**0.9**
Goodwill recognised on acquisition			–	5.8	**5.8**	**0.9**

* No significant adjustments were made to the book value of the net assets acquired to reflect either their fair value at the date of acquisition or alignment with the Group's accounting policies.

Acquisitions of interests in subsidiaries, joint ventures and associates during the year:

(a) Garban Ireland Limited

On 12 December 2001, the Group purchased 49% of Garban Ireland Limited bringing the Group's total interest in the company to 100%. The fair value adjustment of £1.5m relates to the revaluation of the company's investment in The London Stock Exchange.

(b) Other subsidiaries

Acquistions of other subsidiaries include:

On 13 September 2001, the Group purchased 52% of the equity share capital of Harlow (London) Limited (formerly Marshall Harlow Limited) and Harlows LLC (formerly Harlow Prebon LLC) for £6.2m, giving rise to goodwill on acquisition of £4.1m. Following the acquisition, both companies became wholly-owned subsidiary undertakings. The goodwill is being written off over a period of three years.

During the year the Group increased its holding in Fixed Interest Securities (NZ) Limited from 55% to 80% and accrued deferred consideration in respect of Seagray Fosh Futures Limited.

(c) Total associates

On 13 March 2002, the Group purchased a 30% stake in TriOptima AB for £0.9m.

15 Disposals

Disposal of interest in subsidiary undertaking during the year:

	Harlow Meyer Savage (Luxembourg) SA £m	Total £m
Cash proceeds (net of sundry expenses)	0.2	**0.2**
Less:		
Book value of share of net assets sold	(0.4)	**(0.4)**
Loss on disposal	(0.2)	**(0.2)**

16 Debtors

	Group		Company	
	As at 31 March 2002 £m	As at 31 March 2001 £m	As at 31 March 2002 £m	As at 31 March 2001 £m
Due within one year				
Trade debtors	**92.9**	95.9	**–**	–
Initially unsettled transactions	**1,283.3**	803.7	**–**	–
Net deposits paid for securities borrowed*	**0.3**	22.6	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**24.3**	24.3
Amounts owed by joint ventures and associates	**0.9**	0.2	**–**	–
Corporation Tax	**2.3**	3.6	**0.2**	–
Deferred taxation (note 20)	**4.1**	2.1	**–**	–
Other debtors	**14.9**	11.6	**–**	–
Prepayments and accrued income	**10.4**	12.1	**–**	–
	1,409.1	951.8	**24.5**	24.3
Due after more than one year				
Deferred taxation (note 20)	**–**	1.6	**–**	–
Other debtors	**2.1**	3.2	**–**	–
	2.1	4.8	**–**	–
	1,411.2	956.6	**24.5**	24.3

* In order to reflect the substance of stock lending transactions, the outstanding balance paid for secured borrowings is stated net of deposits received for securities loaned of £652.1m (2001 – £673.6m)

Certain companies in the Group are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the purchase and sale commitments in respect of such outstanding transactions at 31 March 2002 was £64.6bn (2001 – £72.5bn). Substantially all of these transactions have now settled.

17 Current asset investments

(a) Listed investments

In March 2002 the Group subscribed for £3.5m of shares in a hedge fund, Pronous Offshore Fund Limited. The fund is listed on the Irish Stock Exchange and at 31 March 2002 there was no difference between the carrying value and market value of the investment.

(b) Unlisted investments

Unlisted current asset investments consist principally of unlisted certificates of deposit, treasury bills and corporate bonds.

Notes to the Financial Statements

18 Creditors: amounts falling due within one year

	Group		Company	
	As at 31 March 2002 £m	As at 31 March 2001 £m	As at 31 March 2002 £m	As at 31 March 2001 £m
Bank loans and overdrafts	0.6	3.4	–	–
Other loans	1.4	1.3	–	–
Obligations under finance leases	–	0.4	–	–
Trade creditors	15.0	27.4	–	–
Initially unsettled transactions	1,283.3	803.7	–	–
Amounts owed to subsidiary undertakings	–	–	26.3	34.6
Amounts owed to joint ventures and associates	0.1	0.3	–	–
Net deposits received for secured borrowings*	–	10.2	–	–
Corporation Tax	19.0	17.0	–	–
Other taxation and social security	5.0	6.6	–	–
Other creditors	15.7	17.4	–	–
Proposed dividend	17.9	14.9	17.9	14.9
Accruals and deferred income	96.5	97.5	–	–
	1,454.5	1,000.1	44.2	49.5

* In order to reflect the substance of stock lending transactions, the balance received for securities loaned is stated net of deposits paid for secured borrowings of £651.8m (2001 – £664.2m).

19 Creditors: amounts falling due after more than one year

	Group		Company	
	As at 31 March 2002 £m	As at 31 March 2001 £m	As at 31 March 2002 £m	As at 31 March 2001 £m
Obligations under finance leases	–	0.3	–	–
Corporation Tax	8.8	6.1	–	–
Other creditors	1.5	4.6	–	–
	10.3	11.0	–	–

The maturity of loans and obligations under finance leases owed by the Group:	As at 31 March 2002		As at 31 March 2001	
	Loans £m	Finance leases £m	Loans £m	Finance leases £m
Payable:				
Within one year	2.0	–	4.7	0.4
Between one and two years	–	–	–	0.3
	2.0	–	4.7	0.7

20 Deferred taxation

Deferred taxation assets:	Recognised		Unrecognised	
	As at 31 March 2002 £m	As at 31 March 2001 £m	As at 31 March 2002 £m	As at 31 March 2001 £m
Accelerated capital allowances	**1.8**	1.7	**2.2**	3.8
Losses carried forward for tax purposes	**0.6**	0.7	**–**	–
Other timing differences	**1.7**	1.3	**6.3**	6.2
	4.1	3.7	**8.5**	10.0

Movements on the deferred taxation account:	£m
As at 1 April 2001	3.7
Transfer from the profit and loss account (note 8)	0.4
As at 31 March 2002	**4.1**

21 Provisions for liabilities and charges

	Property £m	Other items £m	Total £m
As at 1 April 2001	5.7	3.0	8.7
Utilisation	(0.3)	(0.3)	(0.6)
Transfers from the profit and loss account	–	1.5	1.5
Unwinding of discount (note 7)	(0.4)	–	(0.4)
As at 31 March 2002	**5.0**	**4.2**	**9.2**

Property provisions principally relate to property in London and are not expected to be fully utilised until 2009. Other items comprise worldwide obligations which are expected to be discharged over the next two years and principally relate to the rationalisation of certain employee pension *arrangements in the Group and provisions for litigation.*

Notes to the Financial Statements

22 Financial assets and liabilities

The Group's approach to managing financial risk is described in the Group Finance Director's Review on pages 8 to 11.

(a) Fair value

The book values of the Group's financial assets and liabilities (which exclude all short term debtors and creditors) are:	As at 31 March 2002 £m	As at 31 March 2001 £m
Financial assets		
– Fixed asset investments	**5.6**	13.6
– Current asset investments	**11.9**	3.3
– Cash at bank and in hand	**155.8**	124.4
	173.3	141.3
Financial liabilities		
– Bank loans and overdrafts	**(0.6)**	(3.4)
– Other loans	**(1.4)**	(1.3)
– Obligations under finance leases	**–**	(0.7)
– Other financial liabilities	**(9.2)**	(12.3)
	(11.2)	(17.7)

As at 31 March 2002 and 31 March 2001, there was no material difference between the fair value and the book value of the Group's balance sheet financial assets and liabilities. Fair value information in respect of the Group's outstanding derivatives contracts is shown in (e) below.

(b) Interest rate profile of financial assets

(i) As at 31 March 2002

	At fixed interest rates £m	At floating interest rates £m	Non–interest bearing £m	Total £m
Sterling	5.0	58.9	3.1	**67.0**
US Dollars	3.3	63.6	2.3	**69.2**
Euro	–	7.1	0.2	**7.3**
Japanese Yen	–	20.6	–	**20.6**
Other currencies	–	9.2	–	**9.2**
	8.3	159.4	5.6	**173.3**

(ii) As at 31 March 2001

	At fixed interest rates £m	At floating interest rates £m	Non–interest bearing £m	Total £m
Sterling	–	30.1	12.1	42.2
US Dollars	5.5	61.8	0.7	68.0
Euro currencies	–	4.4	0.8	5.2
Japanese Yen	–	15.2	–	15.2
Other currencies	–	10.7	–	10.7
	5.5	122.2	13.6	141.3

As at 31 March 2002 and 31 March 2001, fixed interest rate assets represented investments in certificates of deposit, treasury bills and corporate bonds. All interest bearing financial assets at both 31 March 2002 and 31 March 2001 had a maturity of less than one year. Floating rate cash and investments bear interest based on relevant national LIBOR equivalents.

(c) Interest rate profile of financial liabilities

(i) As at 31 March 2002

	At fixed interest rates £m	At floating interest rates £m	Non–interest bearing £m	Total £m
Sterling	–	5.3	2.8	**8.1**
US Dollars	–	0.5	–	**0.5**
Euro	–	–	1.4	**1.4**
Japanese Yen	–	1.2	–	**1.2**
	–	7.0	4.2	**11.2**

(ii) As at 31 March 2001

	At fixed interest rates £m	At floating interest rates £m	Non–interest bearing £m	Total £m
Sterling	0.7	4.6	3.2	8.5
US Dollars	3.1	3.4	–	6.5
Euro currencies	–	–	1.4	1.4
Japanese Yen	–	1.3	–	1.3
	3.8	9.3	4.6	17.7

As at 31 March 2002 and 31 March 2001, fixed interest rate liabilities represented finance lease obligations and non-interest bearing liabilities represented creditors that were expected to be paid between one and two years after the balance sheet date. The average interest rate applicable to finance lease obligations in 2001 was 7.5%. Floating rate borrowings bear interest based on relevant national LIBOR equivalents.

(d) Maturity profile of financial liabilities

	As at 31 March 2002 £m	As at 31 March 2001 £m
Payable:		
Within one year or on demand	**4.4**	8.2
Between one and two years	**3.4**	3.0
Between two and five years	**2.2**	3.2
After five years	**1.2**	3.3
	11.2	17.7

(e) Hedges

It is the Group's policy to hedge a proportion of its transactional US Dollar exposure. The table below shows the unrecognised gains and losses in respect of hedges at the beginning and end of the year.

	Gains £m	Losses £m	Net £m
Unrecognised gains and losses at 1 April 2001	0.1	(0.4)	(0.3)
Less gains and losses in previous year recognised in year to 31 March 2002	(0.1)	0.4	0.3
Brought forward gains and losses not recognised in year to 31 March 2002	–	–	–
Unrecognised gains arising in year to 31 March 2002	0.2	–	0.2
Unrecognised gains at 31 March 2002	**0.2**	**–**	**0.2**

The above gain of £0.2m arises from the market value of forward foreign exchange contracts totalling £15.4m that were outstanding at 31 March 2002. The unrecognised gains at 31 March 2002 are expected to be recognised in the year ended 31 March 2003. There were no unrecognised gains or losses at 1 April 2000.

Notes to the Financial Statements

22 Financial assets and liabilities continued

(f) Borrowing facilities

The undrawn committed facilities were:	As at 31 March 2002 £m	As at 31 March 2001 £m
Expiring:		
Within one year or on demand	**8.0**	8.0
Between one and two years	**40.0**	5.0
Between two and five years	**–**	6.0
	48.0	19.0

23 Monetary assets and liabilities

The table below is intended to give an indication of the sensitivity of the Group's results to fluctuations in currency exchange rates. It shows the net monetary assets and liabilities held by Group companies that were not denominated in their functional currencies (other than certain foreign currency borrowings treated as hedges of net investments in overseas operations) that were unhedged and therefore may give rise to exchange gains and losses that would flow through to the Group's profit and loss account.

(i) As at 31 March 2002

	Net foreign currency monetary assets/(liabilities)					
	Sterling £m	US Dollars £m	Euro £m	Japanese Yen £m	Other currencies £m	Total £m
Functional currency:						
Sterling	–	22.6	(2.2)	2.7	0.8	**23.9**
US Dollars	0.6	–	4.0	–	–	**4.6**
Euro	1.6	–	–	–	–	**1.6**
Other currencies	(3.2)	0.4	–	–	–	**(2.8)**
	(1.0)	23.0	1.8	2.7	0.8	**27.3**

(ii) As at 31 March 2001

	Net foreign currency monetary assets/(liabilities)					
	Sterling £m	US Dollars £m	Euro currencies £m	Japanese Yen £m	Other currencies £m	Total £m
Functional currency:						
Sterling	–	4.4	14.7	2.6	(4.7)	17.0
US Dollars	(6.9)	–	–	–	–	(6.9)
Euro currencies	8.5	–	–	–	–	8.5
Other currencies	1.5	0.8	–	–	0.4	2.7
	3.1	5.2	14.7	2.6	(4.3)	21.3

24 Share capital

(a) Authorised share capital

The Company's authorised share capital was:

	As at 31 March 2002		As at 31 March 2001	
	Number of shares millions	Nominal value £m	Number of shares millions	Nominal value £m
Equity share capital				
Ordinary shares of 50p each	**130**	**65.0**	130	65.0
Non-equity share capital				
Redeemable preference shares of £1 each				
– A Series 5.6%	**3**	**3.0**	3	3.0
– A Series 7.7%	**9**	**9.0**	9	9.0
– B Series 7.7%	**8**	**8.0**	8	8.0
– C Series 7.7%	**5**	**5.0**	5	5.0
	25	**25.0**	25	25.0
	155	**90.0**	155	90.0

(b) Issued share capital

Allotted, called up and fully paid:

	Ordinary shares of 50p each	
	Number of shares millions	Nominal value £m
As at 1 April 2001	100.2	50.1
Shares issued during the year	0.2	0.1
As at 31 March 2002	**100.4**	**50.2**

During the year 166,330 ordinary shares were issued for a cash consideration of £0.3m following the exercise of options held under employee share schemes.
The number of shares in issue at 31 March 2002 was 100,414,091 (2001 – 100,247,761)

25 Share options

(a) Employee share schemes

Options outstanding over the Company's ordinary shares under the Company's employee share schemes were:

	UESOP number of shares millions	SAYE number of shares millions	SEEPP number of shares millions	UCSOP number of shares millions	Rabbi Trust number of shares millions	Total number of shares millions
As at 1 April 2001	2.3	2.0	1.0	0.2	–	5.5
Granted	–	–	–	0.6	0.1	0.7
Exercised	(0.1)	–	(0.1)	–	–	(0.2)
Lapsed	(0.1)	(0.1)	–	–	–	(0.2)
As at 31 March 2002	**2.1**	**1.9**	**0.9**	**0.8**	**0.1**	**5.8**

A summary of the rules of the Company's employee share option schemes is set out in the Remuneration Committee Report on pages 20 to 26.

Options outstanding as at 31 March 2002:

(i) Unapproved Executive Share Ownership Plan (UESOP)

UESOP options were outstanding over 2,131,407 (2001 – 2,338,874) ordinary shares at exercise prices ranging between 205p and 458.5p per share. Subject to the Company's performance during the vesting period, these options are exercisable between December 2001 and March 2011.

Notes to the Financial Statements

25 Share options continued

(ii) Savings Related Share Option Scheme (SAYE)
SAYE options were outstanding over 1,868,203 (2001 – 2,027,481) ordinary shares at an exercise price of 176p per share. Depending on the length of the individual savings contracts, these options will normally be exercisable between March 2003 and August 2005.
(iii) Senior Executive Equity Participation Plan (SEEPP)
SEEPP options were outstanding over 911,724 (2001 – 971,297) ordinary shares at exercise prices ranging between a nominal sum of 100p and 155p per share. Subject to the participants remaining in the employment of the Company during the vesting period, these options will normally be exercisable between June 2002 and December 2011.
(iv) Unapproved Company Share Option Plan (UCSOP)
UCSOP options were outstanding over 800,000 (2001 – 200,000) ordinary shares at exercise prices ranging between 421p and 892.5p per share. Subject to the Company's performance during the vesting period, these options will normally be exercisable between March 2004 and January 2012.
(v) Rabbi Trust
A Rabbi Trust in the US will allocate 69,333 shares in the Company to employees on 30 September 2002 subject to the ETC division meeting certain specified performance criteria.

The Company has established employee share ownership trusts in respect of the SAYE and SEEPP schemes which are funded by the Group and has the power to acquire shares in the open market to meet the Company's future obligations under these schemes.

At the close of business on 31 March 2002, the market price of the Company's ordinary shares was 805p per share and during the year fluctuated in the range 469p to 892.5p per share.

(b) Preference share facility
At the time of its Demerger from United, the Company negotiated a financing facility with United to be available for certain specific purposes during the Group's early years as an independent business. The financing facility, taking the form of options exercisable by the Company to require United to subscribe for the Company's redeemable preference shares, expired on 9 September 2001.

26 Capital and reserves

(a) Group

	Share capital (note 24) £m	Share premium account £m	Other reserves £m	Profit and loss account £m	Total £m
As at 1 April 2001	50.1	8.6	37.0	66.3	162.0
Exchange adjustments	–	–	(0.1)	(2.3)	(2.4)
Shares issued	0.1	0.8	–	(0.6)	0.3
Retained profit for the financial year	–	–	–	28.6	28.6
As at 31 March 2002	**50.2**	**9.4**	**36.9**	**92.0**	**188.5**

As at 31 March 2002, the cumulative amount of goodwill written off directly to reserves, net of goodwill relating to acquired businesses which subsequently have been sold, amounted to £270.6m (2001 – £270.6m).

(b) Company

	Share capital (note 24) £m	Share premium account £m	Other reserves £m	Profit and loss account £m	Total £m
As at 1 April 2001	50.1	8.6	0.1	21.2	80.0
Shares issued	0.1	0.8	–	(0.6)	0.3
Retained profit for the financial year	–	–	–	5.2	5.2
As at 31 March 2002	**50.2**	**9.4**	**0.1**	**25.8**	**85.5**

As permitted by Section 230 of the Companies Act 1985, the Company has elected not to include its own profit and loss account in these Financial Statements. The Company's profit for the financial year before dividends was £29.0m (2001 – £20.0m).

27 Commitments

(a) Operating lease commitments

The Group had annual rental commitments under non-cancellable operating leases:

	As at 31 March 2002			As at 31 March 2001		
	Land and buildings £m	Other assets £m	Total £m	Land and buildings £m	Other assets £m	Total £m
Leases expiring:						
– Within one year	0.5	0.2	**0.7**	0.2	0.5	0.7
– Between two and five years	0.6	–	**0.6**	3.1	0.1	3.2
– After five years	4.3	–	**4.3**	3.0	–	3.0
	5.4	0.2	**5.6**	6.3	0.6	6.9

Lease commitments for leases expiring after five years includes £1.3m relating to the US office. This amount represents six months lease rental.

(b) Capital commitments

As at 31 March 2002, capital expenditure contracted but not provided for amounted to £6.4m (2001 – £6.3m).

28 Defined benefit pension schemes

As explained in note 1(a), the Group has adopted FRS 17 "Retirement benefits" during the year. The transitional arrangements of this standard provide for disclosures to be phased in over a two-year period. This year the Group is required to provide only balance sheet disclosures which show the amount of the asset or liability that would have been recognised in the balance sheet if the standard had been fully implemented. The disclosures required by FRS 17 in the transitional period are set out below.

The Group operates defined benefit pension schemes in the US and Germany.

In the case of the schemes operating in Germany, any future obligations which the Group may incur in respect of benefits accrued to members in respect of past service are insured with local insurance companies. The schemes in Germany are not significant in the context of the Group.

The US scheme was closed to new entrants on 1 July 1996 and no benefits have accrued to the members of the scheme in respect of their service after that date. *For the purposes of determining the Group's pension cost, the scheme is valued on an annual basis by qualified independent actuaries. The* most recent valuation was as at 1 January 2001 with an update review as at 31 March 2002 and used the projected unit method.

The actuarial assessment was based on the following principal assumptions:

	2002 %
Rate of increase in pensionable salaries	**nil**
Rate of increase in pensions in payment	**nil**
Discount rate	**7.25**
Inflation assumption	**3.50**

Notes to the Financial Statements

28 Defined benefit pension schemes continued

The assets and liabilities of the scheme and the expected rate of return were:

	Long-term rate of return expected 31 March 2002 %	Value as at 31 March 2002 £m
Equities	9.00	1.5
Bonds	7.25	4.4
Other	6.00	0.1
Total market value of assets	7.65	6.0
Present value of scheme liabilities		(6.9)
Deficit in the scheme		(0.9)
Related deferred tax asset		0.3
Net pension liability		(0.6)

The effects of the FRS 17 pension liability on the net assets and reserves of the Group are set out below:

Net assets	Year ended 31 March 2002 £m
Net assets	196.4
Pension liability under FRS 17	(0.6)
Net assets including net pension liability under FRS 17	195.8

Reserves	£m
Profit and loss reserve	92.0
Pension reserve under FRS 17	(0.6)
Profit and loss reserve including net pension reserve under FRS 17	91.4

29 Contingent assets and liabilities

(a) Group

At 31 March 2002, the Group had received and recognised £2.8m ($4.0m) of material damage insurance cover in respect of tangible fixed assets destroyed in the World Trade Center, and £9.1m ($13.0m) of business interruption insurance proceeds. The remainder of the material damage insurance proceeds will be recognised once replacement of the assets has taken place and insurance proceeds have been received. It is estimated that total receipts from the material damage and business interruption policies will be in the region of £35.1m ($50.0m).

From time to time the Group is engaged in litigation on employee related and other matters. It is not possible to quantify the extent of such liabilities but they are not expected to have a material, adverse effect on the Group's results or net assets.

(b) Company

The Company has provided letters of support to certain of its subsidiary undertakings that confirm its intention to provide additional funds to those undertakings where necessary to enable them to meet their liabilities as and when they fall due. It is not expected that any claims under these letters of support will have a material adverse effect on the Company's results or net assets.

30 Related party transactions

A summary of the Group's related party transactions is detailed below. All transactions with these related parties are carried out on an arm's length basis.

(a) IPGL

During the year, IPGL recharged the Group £49,525 (2001 – the Group recharged IPGL £154,109) for the net of transactions between the two parties. This amount includes £48,372 (2001 – £81,756) paid by IPGL in respect of certain employees of the Group who provided services to IPGL and its subsidiary undertakings. As at 31 March 2002, the Group owed IPGL £255,144 (2001 – IPGL owed the Group £16,930). This amount includes rebates of £201,006 in respect of prior years and has now been fully repaid.

(b) KPMG

During the year, fees amounting to £30,000 (2001 – £26,250) were paid to KPMG in respect of William Nabarro's services as a director of the Company. KPMG is a related party of the Group by virtue of Mr Nabarro's partnership in KPMG. During the year, the Group paid KPMG £724 (2001 – £104,033) in respect of professional services.

(c) MoneyLine

Declan Kelly was a director of MoneyLine during the year. The Group provided market data services to MoneyLine totalling £1,369,382 (2001 – £164,000) and MoneyLine provided software development and market data services to the Group totalling £355,325 (2001 – £806,015). Between June 2000 and June 2001, the Group also leased premises to MoneyLine under normal commercial terms with £27,458 (2001 – £48,207) charged during the year. As at 31 March 2002, £787,487 was due from MoneyLine to the Group (2001 – £15,218) and £343,322 (2001 – £nil) was due from the Group to MoneyLine.

(d) United

The Company's non-executive Chairman, Charles Gregson, is also an executive director of United. He receives remuneration from United and the Group is recharged an appropriate proportion of his costs (as detailed in the Remuneration Committee Report). As at 31 March 2002, the Group owed £514,717 (2001 – £nil) to a subsidiary of United in respect of Charles Gregson's fees.

At the time of the Demerger from United, the Company negotiated options with United that, if exercised, would require United to subscribe for its redeemable preference shares. As of 9 September 2001, the last of these options expired.

During 1998, the Group sub-let office space to Miller Freeman plc, a subsidiary undertaking of United. Normal commercial terms applied to this lease and £123,313 (2001 – £352,000) was received by the Group prior to the expiration of the lease in June 2001.

(e) Exotix Limited

During the previous year Exotix Limited, a subsidiary undertaking, issued shares to P J Bartlett who is a director of that company. The payment of the shares was partially financed by a loan of £210,000 to the director from Garban-Intercapital Management Services Limited, a fellow subsidiary, which was made on 5 April 2000. The loan accrues interest at one percent above the base rate of Barclays Bank plc, and is repayable in full by 4 April 2005. The balance outstanding, including accrued interest, from the director to Garban-Intercapital Management Services Limited at the year end was £129,587 (2001 – £224,464).

(f) QVAN Capital Management LLC

John Nixon is the Managing Partner of QVAN Capital Management LLC. During the year, the Group incurred charges of £131,062 relating to services provided by QVAN, all of which was outstanding at the year end.

(g) Harlow Meyer Savage (Luxembourg) SA

With effect from April 2001 Harlow Meyer Savage (Luxembourg) SA was sold to local management (note 15).

(h) Garban Ireland Limited

On 12 December 2001, the Group purchased 49% of Garban Ireland Limited from the company's management for £1.6m (note 14).

Notes to the Financial Statements

31 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Total operating profit	**67.2**	66.3
Operating exceptional items	**7.0**	–
Share of operating profits and losses of joint ventures and associates	**(0.4)**	(4.7)
Depreciation of tangible fixed assets	**10.9**	8.9
Amortisation of goodwill	**6.3**	5.6
Amortisation of the cost of own shares	**0.5**	0.1
Loss on sale of fixed assets	**0.2**	–
Decrease/(increase) in debtors	**13.8**	(22.3)
(Decrease)/increase in creditors	**(22.8)**	20.7
Cash inflow from operating activities before operating exceptional items	**82.7**	74.6

(b) Analysis of net funds

	As at 31 March 2002 £m	As at 31 March 2001 £m
Cash		
– Cash at bank and in hand	**155.8**	124.4
– Bank overdrafts	**(0.6)**	(3.4)
	155.2	121.0
Liquid resources		
– Current asset investments	**11.9**	3.3
Borrowings		
– Other short-term loans	**(1.4)**	(1.3)
– Finance lease obligations	**–**	(0.7)
	(1.4)	(2.0)
Net funds	**165.7**	122.3

(c) Reconciliation of net cash inflow to movement in net funds

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Increase in cash in the year	**35.3**	3.3
Cash outflow from financing	**0.7**	8.8
Cash outflow/(inflow) from management of liquid resources	**8.6**	(0.7)
Increase in net funds resulting from cash flows	**44.6**	11.4
Loan from minority shareholder written off	**–**	3.2
Exchange adjustments	**(1.2)**	3.6
Increase in net funds	**43.4**	18.2
Opening net funds	**122.3**	104.1
Closing net funds	**165.7**	122.3

32 Post balance sheet event

On 30 April 2002, the Group announced that it had completed the acquisition of First Brokers for an initial cash payment of $35.7m. Further payments, which are contingent on the future performance of the business, will be made over three years, in either cash or shares at the Group's option. Such future payments are capped at $78m.

Principal Subsidiaries, Joint Ventures and Associates

At 31 March 2002, the following companies were the Group's principal trading subsidiary undertakings, joint ventures and associated undertakings:

(a) Principal subsidiary undertakings

Country of incorporation (companies in alphabetical order)		% held
Australia	Garban Australia Holdings Pty Limited	100
	ICAP Brokers Pty Limited	100
	ICAP Futures (Australia) Pty Limited	100
	Harlow Butler (Australia) Pty Limited	100
	ICAP Australia Pty Ltd	100
	Intercapital Brokers (Australia) Limited	100
	ICAP Energy Pty Limited	100
	ICAP FIB Pty Limited	100
	Intercapital Group (Australia) Pty Limited	100
Bahrain	Harlow Butler (Bahrain) W.L.L. (note 2)	49
Canada	Harlow Meyer Savage (Canada) Partnership	100
China	ICAP (Hong Kong) Limited	100
	Garban Information Systems (AP) Limited	100
Czech Republic	Garban (Praha) A/S (note 1)	87.5
Denmark	Garban Scandinavia I (FWDS) A/S	100
	Garban-Intercapital Scandinavia A/S	100
England	Exotix Limited	60
	Garban Information Systems Limited	100
	Garban Securities Limited	100
	Garban-Intercapital Management Services Limited	100
	Garban-Intercapital WCLK Limited	100
	Guy Butler Limited	51
	Harlow (London) Limited	100
	Intercapital Commodity Swaps Limited	100
	Intercapital Europe Limited	100
	T&M Securities Limited	100
Germany	Garban-Intercapital Moneymarkets Deutschland GmbH	100
	Garban-Intercapital Securities Deutschland GmbH	100
India	Harlow Butler Merwanjee Forex Private Limited	51
	Garban-Intercapital IL Limited	51
Indonesia	PT Garban-Intercapital Polyforex	60
Japan	Garban Totan Securities Co. Limited	60
The Netherlands	Garban Holdings (Nederland) B.V.	100
New Zealand	Fixed Interest Securities (NZ) Ltd	80
Poland	Garban (Poland) Sp. Zo.o. (note 1)	100
Singapore	ICAP Nittan Pte Limited	100
	Intercapital Commodity Swaps Pte Ltd	100
South Africa	FCB-Harlow Butler Pty Limited	62.4

(a) Principal subsidiary undertakings continued

Country of incorporation (companies in alphabetical order)		% held
USA	Garban Capital Markets LLC	100
	Garban Corporates LLC	100
	Garban Information Systems (Americas) LLC	100
	Garban LLC	100
	Garban Securities LLC	100
	Garban-Intercapital Services LLC	100
	Harlows LLC	100
	Wembley Asset Management LLC	100
	Wrightson Associates LLC	100

The percentage held represents the percentage of issued share capital held (all classes) and also represents the voting rights of the Company.

All the above subsidiary undertakings are owned indirectly. All companies operate in their country of incorporation, except Garban LLC which operates in the USA and the UK.

The principal activity of Garban Information Systems Limited, Garban Information Systems (Americas) LLC and Garban Information Systems (AP) Limited is the provision of financial information to third parties.

All other subsidiaries are involved in securities broking, derivatives and money broking or electronic broking.

Notes

1 The year end of these companies is 31 December. All other principal subsidiaries have a 31 March year end.

2 Harlow Butler (Bahrain) W.L.L. is treated as a subsidiary because the Group exercises control over the company, as the majority shareholder takes no part in the management of the company.

(b) Joint ventures

Country of incorporation (companies in alphabetical order)		% held	Principal activity
England	TFS-ICAP Limited	45	Derivatives and money broking
Mexico	S.I.F. Garban-Intercapital Mexico S.A. de CV	50	Derivatives and money broking
USA	Garban Giorgio Equity Trading LLC	25	Securities broking
USA	Hartfield, Titus & Donnelly LLC	33	Securities broking
USA	TFS-ICAP LLC	45	Derivatives and money broking

(c) Associated undertakings

Country of incorporation		% held	Principal activity
Japan	TIU Derivatives Co. Limited	22.50	Derivatives broking
Singapore	Nittan AP (Singapore) Private Limited	24.54	Moneybroking
Spain	Corretaje e Informacion Monetaria y de Divisas SA	25.20	Money and securities broking
Sweden	TriOptima AB	30.00	Electronic trading
USA	Blackbird Holdings Inc	19.00*	Electronic trading

* Treated as an associate because the Group holds 31% of the voting rights

All joint ventures and associated undertakings are held indirectly.

Information for Shareholders

Shareholders

Balance Analysis Summary

Range	No. of holdings	% of holdings	Balance at 31 March 2002	% of issued share capital at 31 March 2002
1 – 1,000	10,574	92.58	1,394,672	1.39
1,001 – 5,000	495	4.33	1,069,714	1.07
5,001 – 10,000	92	0.81	658,432	0.66
10,001 – 500,000	226	1.98	17,211,971	17.14
500,001 – 1,000,000	11	0.10	7,886,868	7.85
1,000,001 +	23	0.20	72,192,434	71.89
Total	**11,421**	**100.00**	**100,414,091**	**100.00**

Holder Analysis Summary

Range	No. of holdings	% of holdings	Balance at 31 March 2002	% of issued share capital at 31 March 2002
Individuals	10,070	88.17	6,239,965	6.24
Insurance Companies	5	0.04	191,166	0.19
Nominee Companies	1,164	10.20	66,058,727	65.78
Other Limited Companies	125	1.09	2,677,799	2.66
Other Corporations	49	0.43	25,190,874	25.08
Public Limited Companies	8	0.07	55,560	0.05
Total	**11,421**	**100.00**	**100,414,091**	**100.00**

At 31 March 2002, the Company had 11,421 registered holders with a total of 100,414,091 ordinary shares of 50 pence each.

Dividend payment

It is intended that the final dividend will be paid on Friday 30 August 2002 to shareholders on the register on Friday 2 August 2002. Shares will trade ex-dividend on the London Stock Exchange from Wednesday 31 July 2002.

Future dividends will normally be paid as follows:

Interim Declared in November and paid in February

Final Approved by shareholders at the AGM in July and paid in August

Results

The unaudited results of the Company in respect of the six months to 30 September 2002 are expected to be published in late November 2002.

Capital gains tax base cost of ICAP Shares at Demerger from United

Shares in the Company acquired on the Demerger on 17 November 1998 will be treated as having a base cost for capital gains tax purposes ascertained by reference to the mid-market values of the Company and United shares on that date.

The relevant prices on The London Stock Exchange on 17 November 1998 were ICAP – 217p; United – 638p.

To take into account the consolidation of the Company's shares on a one for ten basis (i.e. one ICAP share for every ten United shares held), the first part of the calculation is to be made, as follows:

$$\frac{21.7}{21.7 + 638} \times 100 = 3.29\%$$

Next, the figure of 3.29% should be applied to the base cost of United shares. The resultant amount should then be multiplied by ten to reflect the consolidation of the Company's shares. Therefore, the base cost for one Company share received on Demerger (following consolidation) will be equivalent to 32.9% of the original base cost of one United share.

The new base cost for United shares held will be 96.71% of their original base cost.

Capital gains tax base cost of ICAP shares received by Intercapital shareholders at the time of the Merger

For the purposes of UK capital gains tax, former Intercapital shareholders who acquired shares in the Company by means of the Merger, 9 September 1999, will be treated as having acquired those shares for the same consideration and at the same time as their Intercapital shares.

When an original Intercapital shareholder has to account for UK capital gains tax upon a subsequent disposal of the Company's shares acquired by means of the Merger, then the base cost of each ICAP share will be 8.12 times the consideration attributable to one original Intercapital share.

Frequent shareholder enquiries

Notifying the Company of a change of address

Shareholders should notify the Company's registrar, Lloyds TSB Registrars, in writing. If shares are held in joint names, the notification must be signed by the first named shareholder.

Notifying the Company of a change of name

To ensure the details of a shareholding are correct, notification of a change of name should be made in writing to Lloyds TSB Registrars. A copy of any marriage certificate or change of name deed should be provided as evidence of the name change.

Dividend payments directly into bank/building society accounts

Dividends for shareholders are paid through BACS and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareholder's registered address. A dividend mandate form is available from Lloyds TSB Registrars or from its website: www.shareview.co.uk under the Frequently Asked Questions section.

Transferring ICAP shares

Transferring shares to someone else requires the completion of a stock transfer form. These forms are available by calling the ICAP shareholder helpline, 0870 600 3970. Stamp duty is not normally payable if there is no money or other consideration changing hands in exchange for the shares.

Lost ICAP share certificate(s)

Shareholders who lose their share certificate(s) or have their certificate(s) stolen should inform Lloyds TSB Registrars immediately by calling the ICAP shareholder helpline, 0870 600 3970.

Share certificates in the names of Garban plc, Garban-Intercapital plc and ICAP plc all remain valid.

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from Lloyds TSB Registrars. Further information about ShareGift is available at www.sharegift.org or by telephone: 020 7337 0501.

Registrar

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Telephone: 0870 600 3970

Information about Lloyds TSB Registrars is available at www.lloydstsb-registrars.co.uk and up to date information about current holdings on the Register is also available at www.shareview.co.uk. Shareholders will need their reference number (account number) and postcode, to view information on their own holding.

Disability Helpline

For shareholders with hearing difficulties a special text phone number is available: 0870 600 3950

Notice of Annual General Meeting

Notice is hereby given that the fourth Annual General Meeting of ICAP plc (the Company) will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30am on Wednesday, 17 July 2002.

Ordinary business

1 To receive the Financial Statements for the year ended 31 March 2002, together with the reports of the directors and auditors thereon.

2 To receive the Remuneration Committee Report.

3 To declare a final dividend of 18 pence per ordinary share, payable to shareholders on the register at 2 August 2002.

4 To re-elect Charles Gregson as a director of the Company.

5 To re-elect Stephen McDermott as a director of the Company.

6 To re-elect William Nabarro as a director of the Company.

7 To re-elect Jim Pettigrew as a director of the Company.

8 To re-elect Paul Zuckerman as a director of the Company.

9 To reappoint PricewaterhouseCoopers as auditors of the Company and to authorise the directors to set their remuneration.

Special business

To consider, and, if thought fit, to pass the following resolutions of which numbers 10, 13 and 14 will be proposed as Ordinary Resolutions and numbers 11 and 12 will be proposed as Special Resolutions:

Ordinary Resolution

10 That the directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 and in accordance with Article 10.2 of the Company's Articles of Association from time to time, to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the said Act) of up to an aggregate nominal amount of £16,744,015, this authority to expire on the fifth anniversary of the passing of this resolution, save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of any offer or agreement as if the authority conferred hereby had not expired. This authority shall be in substitution for and shall replace any existing authority pursuant to the said section 80, to the extent not utilised at the date this resolution is passed.

Special Resolutions

11 That subject to the passing of resolution 10 above and in accordance with Article 10.3 of the Company's Articles of Association from time to time, the directors be and are hereby empowered to allot equity securities (as defined in section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by resolution 10 above as if section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(a) in connection with a rights issue in favour of ordinary shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares or other equity securities held by such holders but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(b) otherwise than pursuant to sub-paragraph (a) above, up to an aggregate nominal amount of £2,510,352;

and this power shall expire on the fifth anniversary of the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

12 That the Company be and is hereby generally and unconditionally authorised pursuant to and in accordance with section 166 of the Companies Act 1985 to make market purchases within the meaning of section 163(3) of such Act of its own ordinary shares on such terms and in such manner as the directors may from time to time determine subject to the following:

(a) the maximum number of such ordinary shares in the Company hereby authorised to be acquired is 10,046,409;

(b) the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;

(c) the maximum price, exclusive of expenses, which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting; and

(e) the Company may enter into a contract for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.

Ordinary Resolutions

13 That the Company and its directors be and are hereby generally and unconditionally authorised to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount of £100,000 for the Group, this authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2003. For the purposes of this resolution, "Donation", "EU political organisations" and "EU political expenditure" have the meanings ascribed in section 347A of the Companies Act 1985.

14 That Garban-Intercapital Management Services Limited and its directors be and are hereby generally and unconditionally authorised to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount of £100,000 for the Group, this authority to expire at the conclusion of the Annual General Meeting of the Company to be held in 2003. For the purposes of this resolution, "Donation", "EU political organisations" and "EU political expenditure" have the meanings ascribed in section 347A of the Companies Act 1985.

By order of the board
E.C. Pank
Company Secretary

28 May 2002

Registered Office
Park House
16 Finsbury Circus
London EC2M 7UR

Notes

1 **Transfer**
If you have sold or transferred all of your shares, you should pass this documentation and the form of proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

2 **Proxies**
Only holders of ordinary shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy or proxies who need not be a member of the Company to attend (and on a poll, to vote) instead of him or her. Forms of proxy must be returned so as to be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AZ, not later than 10.30am on Monday, 15 July 2002, (being 48 hours before the time of the meeting). Completion of a form of proxy will not preclude a member attending and voting in person at the meeting.

3 **Right to attend and vote**
Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that in order to have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast) a person must be entered on the register of holders of the ordinary shares of the Company by not later than 6pm on 15 July 2002 (being two business days before the time fixed for the meeting). Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting and the number of shares on which they can vote.

4 **Directors**
Information concerning the directors to be re-elected can be found on page 14 of the Annual Report.

5 **Documents on display**
The Register of directors' interests in the share capital and debentures of the Company, together with copies of the service agreements under which directors of the Company are employed, are available for inspection at all times at the Company's registered office during normal business hours, and will be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.

Contact Information

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
United Kingdom
Tel: 44 20 7638 7592
Fax: 44 20 7374 6743

Investor Relations
Tel: 44 20 7574 7736
Fax: 44 20 7463 4662
e-mail: investors@icap.com

Europe

Garban (Praha) A/S
5th Floor
Delta House
Safarikova 17
Praha 2 120 00
Czech Republic
Tel: 42 02 22 51 8062
Fax: 42 02 22 51 3338

Garban-Intercapital Scandinavia A/S
Vestergade 33
1456 Copenhagen K
Denmark
Tel: 45 33 15 53 33
Fax: 45 33 13 25 04

Garban-Intercapital Securities Deutschland GmbH
Stephanstrasse 3
60313 Frankfurt am Main
Germany
Tel: 49 69 13 00 9
Fax: 49 69 29 03 94

Garban (Poland) Sp.Zo.o.
Sienna Center
7th Floor
ul. Sienna 73
00-833 Warsaw
Poland
Tel: 48 22 820 3838
Fax: 48 22 820 3839

CIMD
Plaza Pablo Ruiz Picasso, s/n
Torre Picasso, planta 23
28020 Madrid
Spain
Tel: 34 91 432 6400
Fax: 34 91 432 6451

Harlow (London) Ltd
Adelaide House
London Bridge
London EC4R 9HN
Tel: 44 20 7638 7592
Fax: 44 20 7895 8621

Africa

FCB-Harlow Butler Pty Ltd
3/F Surrey House
35 Rissik Street
Johannesburg 2001
South Africa
Tel: 27 11 834 6941
Fax: 27 11 836 7052

Middle East

Harlow Butler (Bahrain) WLL
Yateem Center
3rd Floor Phase 1
PO Box 5488
Manama
State of Bahrain
Tel: 973 225 100
Fax: 973 225 304

Americas

First Brokers Securites Inc
40 Rector Street
18th Floor
New York, NY 10006
USA
Tel: 1 212 513 4458
Fax: 1 212 513 4487

Garban Corporates LLC
560 Washington Street
4th Floor
New York, NY 10014
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9599

Garban LLC
560 Washington Street
4th Floor
New York, NY 10014
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9599

Garban Capital Markets LLC
560 Washington Street
4th Floor
New York, NY 10014
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9599

Harlows LLC
101 Hudson Street
Jersey City, NJ 07302
USA
Tel: 1 201 557 5000
Fax: 1 201 557 5901

ICAP Electronic Broking
560 Washington Street
4th Floor
New York, NY 10014
USA
Tel: 1 212 341 9900
Fax: 1 212 341 9599

SIF-Garban-Intercapital Mexico, SA de CV
Paseo de la Reforma No. 255, Piso 7
Col Cuauhtemoc
Del. Cuauhtemoc
06500 D.F., Mexico
Mexico
Tel: 525 726 6600
Fax: 525 726 6772

Asia Pacific

ICAP Australia Pty Ltd
Level 9
9 Castlereagh Street
Sydney
NSW 2000
Australia
Tel: 61 2 9231 4633
Fax: 61 2 9233 7061

ICAP (Hong Kong) Ltd
Rooms 3505-8
Two Exchange Square
Central
Hong Kong
China
Tel: 852 2532 0888
Fax: 852 2596 0038

PT Garban-Intercapital Polyforex
Plaza 89 12th Floor
J1. H.R. Rasuna Said, Kav. X-7/6
Jakarta 12940
Indonesia
Tel: 6221 522 0430
Fax: 6221 522 0362

Harlow Butler Merwanjee Forex Private Ltd
203 Dalamal Towers
Nariman Point
Mumbai – 400 021
India
Tel: 91 22 282 1200
Fax: 91 22 285 5753

Garban Totan Securities Co. Ltd
Sumitomo Shin-toranomon Building, 8F
4-3-9 Toranomon Building
Minato-Ku
Tokyo 105-0001
Japan
Tel: 813 3578 5620
Fax: 813 3578 5653

TIU Derivatives Co. Ltd
7/F Sakura Muromachi Bldg
5-1 Nihonbashi Muromachi 4-Chome
Chuo-ku
Tokyo 103-0022
Japan
Tel: 813 5200 2007
Fax: 813 5200 2091

Fixed Interest Securities (NZ) Ltd
Level 6
107 Customhouse Quay
Wellington
New Zealand
Tel: 64 4 499 0009
Fax: 64 4 499 0074

ICAP Nittan Pte Ltd
6 Battery Road
#41-01 Standard Chartered Building
Singapore 049909
Tel: 65 329 9126
Fax: 65 324 1783

Intercapital Commodity Swaps Pte Ltd
10 Anson Road #22-07
International Plaza
Singapore 079903
Tel: 65 682 2 8877
Fax: 65 682 2 8928

Amanah Butler (Malaysia) Sdn Bhd
3rd and 16th Floor
Bangunan Amanah Capital
82 Jalan Raja Chulan
50200 Kuala Lumpur
Malaysia
Tel: 60 3 2161 7940
Fax: 60 3 2162 3362

Definitions

In this Annual Report the following words shall have the meanings set out below:

"Blackbird"	Blackbird Holdings Inc
"Combined Code"	the Principles of Good Corporate Governance and Code of Best Practice published by the Committee on Corporate Governance in June 1998
"Companies Act"	Companies Act 1985 as amended
"Company"	ICAP plc (formerly named Garban-Intercapital plc and Garban plc)
"Demerger"	the demerger of Garban from United on 17 November 1998
"$" or Dollars	unless otherwise specified all references to Dollars or $ sign are to the currency of the USA
"Down spread bet and short contract for differences"	A down spread bet and a short contract for differences are each arrangements whereby on closure the participant will be entitled to receive a payment calculated as the amount of the bet multiplied by the number of pence by which the price of an ICAP share is less than the price stipulated in the bet. Equally the participant will be obliged to pay the amount of the bet for every 1p by which the price of ICAP shares is above the price stipulated in the bet.
"ETC"	means the Electronic Trading Community, the Company's interactive trading platform
"EPS"	Earnings per share
"EU"	European Union
"Exco"	Exco plc, which changed its name to Intercapital plc on 26 October 1998
"Exco/Intercapital merger"	the acquisition of the Intercapital companies by Exco on 26 October 1998
"First Brokers"	First Brokers Securities Inc
"FRS"	Financial Reporting Standard
"FSA"	the Financial Services Authority
"FTSE 350"	The FTSE 350 is calculated by FTSE International Limited and is an index which combines both FTSE 100 and FTSE 250 companies that constitute the largest 350 UK companies by full market capitalisation
"Garban"	Garban plc, which changed its name to Garban-Intercapital plc on 9 September 1999 and then to ICAP plc on 25 July 2001
"Group"	the Company and its subsidiary undertakings
"ICAP shares"	ICAP plc ordinary shares
"INHBV"	Incap Netherlands (Holdings) B.V.
"Intercapital"	Intercapital plc
"Intercapital companies"	those companies acquired from IPGL at the time of their merger with Exco in October 1998
"IPGL"	Intercapital Private Group Limited
"MAI"	MAI plc
"Merger"	the merger of Garban and Intercapital on 9 September 1999
"MoneyLine"	MoneyLine Telerate
"OTC"	Over the counter
"TFS"	Tradition Financial Services
"United"	United Business Media plc (formerly United News & Media plc)
"Zions"	Zions Bancorporation of Salt Lake City, Utah, USA

Additionally, references to the Group's business in Europe should be construed so as to include the Group's business in South Africa.

signed and produced by Best & Co., London. Printed by Park Communications Limited.

Annual Report is printed on Zanders Mega Matt. This paper is sourced from sustainable forests, is totally chlorine free (TCF),
recycled fibre (50%), is suitable for archival storage and qualifies for the Nordic Swan environmental label.

ICAP

ICAP plc
Park House
16 Finsbury Circus
London EC2M 7UR
United Kingdom
Telephone 44 20 7638 7592
Facsimile 44 20 7374 6743
e-mail investors@icap.com

